Exhibit 99.1

Ermenegildo Zegna N.V.

Semi-Annual Report
At June 30, 2023 and for the six months ended June 30, 2023 and 2022
____________________________________________________________________________________________________

BOARD OF DIRECTORS
Chairman and Chief Executive Officer
Ermenegildo Zegna di Monte Rubello
Directors
Andrea C. Bonomi
Angelica Cheung
Domenico De Sole
Sergio P. Ermotti
Ronald B. Johnson
Valerie A. Mars
Michele Norsa
Henry Peter
Anna Zegna di Monte Rubello
Paolo Zegna di Monte Rubello
CERTAIN DEFINED TERMS
In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we”, “our”, “us”, “Zegna”, the “Zegna Group”, the “Group” and the “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap), in each case together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “Business Combination” refer to the business combination between Zegna and Investindustrial Acquisition Corp. (IIAC), which was completed on December 17, 2021.
References to the “TFI Acquisition” refer to the acquisition by the Zegna Group of the remaining 85% interest in Tom Ford International (“TFI”), the company that owns and operates the “Tom Ford Fashion” business, which was completed on April 28, 2023.

INTRODUCTION
The Semi-Annual Condensed Consolidated Financial Statements at June 30, 2023 and for the six months ended June 30, 2023 and 2022 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022 (the “Annual Consolidated Financial Statements”), except as otherwise stated in Note 2 — Basis of preparation and Note 3 — Summary of significant accounting policies to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.
The Group’s financial information is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “US$” refer to the currency of the United States of America (the “United States”).
Certain totals in the tables included in this document may not add due to rounding.
This Semi-Annual Report is unaudited.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Semi-Annual Report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of Zegna. Forward-looking statements include statements about Zegna’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Semi-Annual Report include, but are not limited to, statements regarding Zegna’s disclosure concerning Zegna’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•the ability of Zegna to safeguard the recognition, integrity and reputation of its brands and to identify and respond to new and changing customer preferences;
•the impact of COVID-19 or similar public health crises on Zegna’s business;
•disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the current conflict in Ukraine and sanctions imposed onto Russia;
•the ability of Zegna to successfully implement its strategy;
•the ability of Zegna to achieve the expected benefits of businesses we may acquire, including in relation to the TFI Acquisition;
•disruptions to Zegna’s manufacturing and logistics facilities, as well as directly operated stores (“DOS”), including as a result of the COVID-19 pandemic;
•risks related to the operation of Zegna’s DOS, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales, and the operation of points of sale by third parties in the wholesale channel;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by Zegna for its products or of commodities such as energy, which could cause Zegna to incur increased costs, disrupt its manufacturing processes or prevent or delay Zegna from meeting its customers’ demand;
•the ability of Zegna to negotiate, maintain or renew license or co-branding agreements with high end third party brands;
•shifts in travel patterns or declines in travel volumes, including as a result of the COVID-19 pandemic;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•Zegna’s ability to protect its intellectual property rights;
•disruptions or breaches in Zegna’s information technology systems compromising Zegna’s business or the personal information of Zegna’s customers, including as a result of cybercrimes;
•the fact that the market price of Zegna’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•Zegna has identified material weaknesses in its internal control over financial reporting in the Annual Consolidated Financial Statements; if Zegna fails to remediate these material weaknesses or maintain an effective system of internal controls, this could result in a material misstatement in Zegna’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;

•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulation related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•changes in trade policy, the imposition of tariffs, the enactment of tax reforms and other changes in laws and regulations; and
•other factors discussed elsewhere in this document.

Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described above. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this Semi-Annual Report. Zegna undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Zegna describes in the reports it will file from time to time with the SEC.

Although Zegna believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Zegna, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this document and any subsequent written or oral forward-looking statements that may be issued by Zegna or persons acting on its behalf.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. It was founded as a wool mill by Ermenegildo Zegna (the grandfather of our Chief Executive Officer) in the Northern Italian town of Trivero in 1910 with the dream of creating the most beautiful and luxurious fabrics in the world, and is now the parent company of Zegna Group, a global luxury group. The Zegna Group designs, creates, and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand, of which it acquired an 85% interest in 2018, and following the completion of the TFI Acquisition on April 28, 2023, womenswear, menswear and accessories under the TOM FORD brand, through a long-term licensing agreement with the Estee Lauder Companies Inc (“ELC”). Our brands leverage our Made in Italy Luxury Textiles platform which provides the Group’s industrial backbone and know-how. Each of our brands is unique while sharing a commitment to excellence, innovation, and authenticity defined by distinctive products and tailored customer experiences across channels and geographies. The Group and its brands are led by a world-class management team and empowered by highly recognized designers. Our goal is to provide customers with excellent products that reflect our tradition of fine craftsmanship, exclusive design content, and exceptional quality, through the sourcing of superior raw materials, the careful finish of each piece, and the way they are delivered to our customers. Through this, we aim to continue to extend the global reach of our brands while ensuring that they protect and enhance their exclusive DNA and continue to foster their ultimate luxury positioning.
Zegna operates its business in three segments: (i) the Zegna segment (comprising three product lines: Zegna branded products, Textile and Third Party Brands), (ii) the Thom Browne segment and (iii) the Tom Ford Fashion segment.
For the six months ended June 30, 2023 and 2022, Zegna recorded revenues of €903,059 thousand and €728,993 thousand, respectively, Profit of €52,116 thousand and €21,021 thousand, respectively, Adjusted EBIT of €119,904 thousand and €82,678 thousand, respectively and Adjusted Profit of €54,885 thousand and €22,823 thousand, respectively. For additional information regarding Adjusted EBIT and Adjusted Profit, which are non-IFRS measures, including a reconciliation of Adjusted EBIT and Adjusted Profit to Profit, see “—Non-IFRS Financial Measures”.
With respect to the Zegna branded products product line, the Thom Browne segment and the Tom Ford Fashion segment, the Zegna Group operates via its direct-to-consumer (“DTC”) channel worldwide through a network of 246 Zegna, 66 Thom Browne and 51 Tom Ford Fashion DOS at June 30, 2023 (239 Zegna DOS and 63 Thom Browne at December 31, 2022). The Zegna Group also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers. Taking into account both the DTC channel and the wholesale distribution channel, the Zegna Group is present in approximately 85 countries worldwide. The Zegna Group’s DTC channel includes boutiques and outlets, as well as concessions in department stores and multibrand e-commerce marketplaces. In the wholesale channel, the Zegna Group sells its products to franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers.
The activities of the Textile and Third Party Brands product lines within the Zegna segment follow their own operational phases and logics. Through the Textile product line, the Zegna Group sells fabrics both to other product lines of the Zegna segment, to the Thom Browne segment and to the Tom Ford Fashion segment, as well as to third party customers. Through the Third Party Brands product line, the Zegna Group is engaged in the manufacturing or the supply of menswear to other fashion brands, including Thom Browne and Tom Ford.
TFI Acquisition
On April 28, 2023 Zegna announced the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), through which it acquired the company that owns and operates the Tom Ford Fashion business, as part of a transaction in which sole ownership of the Tom Ford brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”) and the Zegna Group has become a long-term licensee of ELC for all Tom Ford men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for a further 10 years subject to certain minimum performance conditions. Zegna Group will be in charge of the end-to-end Tom Ford Fashion business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. Tom Ford Fashion, under Zegna Group, operates a network of 51 directly operated Tom Ford stores globally at June 30, 2023.

Before the completion of the TFI Acquisition, the Zegna Group already owned 15% of TFI, through its fully owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition it acquired the remaining 85% equity interest. In connection with the completion of the transaction, the transaction implied a value for the acquired 85% stake of TFI at $150 million in cash, on a cash-free and debt-free basis and assuming a normalized working capital. No contingent consideration arrangements were agreed as part of the transaction. A financial guarantee provided to TFI in relation to its payment obligations under a bank loan for an amount of $6,875 thousand was closed as part of the transactions contemplated by the TFI acquisition. No amounts were claimed under the guarantee. As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta S.r.l. (“Pelletteria Tizeta”), for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition.

The TFI Acquisition has been accounted for in accordance with IFRS 3 — Business Combinations (“IFRS 3”) using the acquisition method of accounting. For accounting purposes, the Zegna Group is the acquirer (through its fully-owned subsidiary EZ US Holding Inc.). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 — Fair Value Measurement (“IFRS 13”) and requires, among other things, the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date (with limited exceptions as permitted by IFRS 3). As a result, Zegna will recognize the assets acquired and liabilities assumed of TFI at their respective fair values at the acquisition date. Any excess of the consideration transferred over the fair value of the assets acquired and liabilities assumed will be recognized as goodwill. Following the completion of the acquisition, the earnings of the combined group will reflect the impacts of purchase accounting adjustments, including any changes in amortization and depreciation expense for acquired assets.

For additional information relating to the preliminary purchase price allocation of the TFI acquisition, see Note 24 — Business combinations within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.

Segment Information
The Zegna Group is organized in the following three operating and reportable segments: (1) the Zegna segment (which comprises three product lines: Zegna branded products, Textile and Third Party Brands), (2) the Thom Browne segment and (3) the Tom Ford Fashion segment. Prior to the TFI Acquisition, which was completed on April 28, 2023, the Zegna Group was organized in two segments: the Zegna segment and the Thom Browne segment.
Seasonality
The luxury apparel market in which Zegna operates is subject to seasonal fluctuations in sales. Zegna’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
With regard to retail sales at the Group’s DOS, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic).
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of Operations
Six months ended June 30, 2023 compared with six months ended June 30, 2022
The following is a discussion of Zegna’s results of operations for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. Starting with the six months ended June 30, 2023, the Group presents the semi-annual consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and is consistent with international practice. In order to conform to this new presentation, the information for the six months ended June 30, 2022 has been reclassified compared to what was previously presented by the Group. For additional information see Note 2 — Basis of preparation within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.

	For the six months ended June 30,
(€ thousands, except percentages)	2023	Percentage of revenues	2022	Percentage of revenues
Revenues	903,059	100.0%	728,993	100.0%
Costs of sales	(323,228)	(35.8%)	(280,182)	(38.4%)
Gross profit	579,831	64.2%	448,811	61.6%
Selling, general and administrative expenses	(415,792)	(46.0%)	(332,854)	(45.7%)
Marketing expenses	(47,530)	(5.3%)	(34,590)	(4.7%)
Operating profit	116,509	12.9%	81,367	11.2%
Financial income	15,601	1.7%	15,901	2.2%
Financial expenses	(44,592)	(4.9%)	(41,965)	(5.8%)
Foreign exchange losses	(7,003)	(0.8%)	(9,893)	(1.4%)
Result from investments accounted for using the equity method	(2,237)	(0.2%)	2,661	0.4%
Profit before taxes	78,278	8.7%	48,071	6.6%
Income taxes	(26,162)	(2.9%)	(27,050)	(3.7%)
Profit	52,116	5.8%	21,021	2.9%

Revenues
Zegna generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
In addition to presenting our revenues on a current currency basis, the following analysis of revenues includes the change in revenues (i) on a constant currency basis and (ii) on an organic growth basis, which we refer to as “Constant Currency” and “Organic Growth”, respectively. The change in revenues on a constant currency and on an organic basis are non-IFRS measures. See “—Non-IFRS Financial Measures” for additional information relating to these measures and for the reconciliations of revenue growth to organic growth.
Revenues for the six months ended June 30, 2023 amounted to €903,059 thousand, an increase of €174,066 thousand or +23.9% (+24.7% constant currency; +21.5% organic growth) compared to €728,993 thousand for the six months ended June 30, 2022, driven by double digit growth in the Zegna and Thom Browne segments (including on a constant currency and organic growth basis), as well as the revenues contributed by Tom Ford Fashion, which was acquired through the TFI acquisition on April 28, 2023.
The following discussion presents an analysis of revenues by product line, by sales channel and by geographical area. For further details relating to the revenues of each of Zegna’s operating segments, see “—Results by Segment” below.

Revenues by product line
The following table sets forth a breakdown of revenues by product line for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth
Zegna branded products	541,319	425,252	116,067	27.3%	28.4%	28.4%
Thom Browne	206,951	185,166	21,785	11.8%	13.4%	13.4%
Tom Ford Fashion	64,015	—	64,015	n.m.(*)	n.m.	n.m.
Textile	73,072	68,968	4,104	6.0%	5.2%	5.3%
Third Party Brands	15,477	47,341	(31,864)	(67.3%)	(68.1%)	(4.4%)
Other	2,225	2,266	(41)	(1.8%)	(2.3%)	(2.1%)
Total revenues	903,059	728,993	174,066	23.9%	24.7%	21.5%
________________________________________
(*) Throughout this document “n.m.” means not meaningful.
By product line, the increase in revenues was mainly attributable to:

(i)an increase of €116,067 thousand or +27.3% (+28.4% at constant currency and organic growth) in Zegna branded products, driven by the continued positive performance of the Made to Measure business as well as shoes and luxury leisurewear, and the effects of price repositioning and price increases as part of the new Zegna One Brand strategy, which started with the rollout of the Fall/Winter 2022 collection in the prior year;
(ii)an increase of €21,785 thousand or +11.8% (+13.4% at constant currency and organic growth) in Thom Browne, driven by the DTC channel and growth across all lines (in particular womenswear and childrenswear);
(iii)revenues of €64,015 thousand from Tom Ford Fashion, which was acquired through the TFI Acquisition on April 28, 2023; and
(iv)an increase of €4,104 thousand or +6.0% (+5.2% at constant currency; +5.3% organic growth) in Textile, driven by positive performance from all business units;
partially offset by:
(v)a decrease of €31,864 thousand or -67.3% (-68.1% at constant currency; -4.4% organic growth) in Third Party Brands, reflecting the end of the previous TFI distribution license agreement for menswear with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain Tom Ford menswear products with the Spring/Summer 2023 collection. Following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results.

The following table sets forth a breakdown of revenues by product line for the three months ended March 31 and June 30 of 2023 and 2022, which we believe is useful considering the seasonal fluctuations in revenues as further described in the “—Overview” section above.

	For the three months ended March 31,		Increase/(Decrease)				For the three months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth
Zegna branded products	271,889	223,979	47,910	21.4%	20.8%	20.8%	269,430	201,273	68,157	33.9%	37.0%	37.0%
Thom Browne	112,552	97,937	14,615	14.9%	15.6%	15.6%	94,399	87,229	7,170	8.2%	11.0%	11.0%
Tom Ford Fashion	—	—	—	n.m.	n.m.	n.m.	64,015	—	64,015	n.m.	n.m.	n.m.
Textile	33,818	30,244	3,574	11.8%	11.5%	11.5%	39,254	38,724	530	1.4%	0.3%	0.6%
Third Party Brands	8,910	24,402	(15,492)	(63.5%)	(64.6%)	64.4%	6,567	22,939	(16,372)	(71.4%)	(71.8%)	(30.7%)
Other	1,143	1,017	126	12.4%	10.6%	10.6%	1,082	1,249	(167)	(13.4%)	(13.1%)	(12.7%)
Total revenues	428,312	377,579	50,733	13.4%	13.1%	18.9%	474,747	351,414	123,333	35.1%	37.4%	24.5%
Revenues by sales channel
The following table sets forth a breakdown of revenues by sales channel for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	465,710	361,850	103,860	28.7%	30.3%	30.3%
Thom Browne	82,924	66,174	16,750	25.3%	30.6%	30.6%
Tom Ford Fashion	34,751	—	34,751	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	583,385	428,024	155,361	36.3%	38.6%	30.4%

Wholesale
Zegna branded products	75,609	63,402	12,207	19.3%	17.9%	17.9%
Thom Browne	124,027	118,992	5,035	4.2%	4.2%	4.2%
Tom Ford Fashion	29,264	—	29,264	n.m.	n.m.	n.m.
Third Party Brands and Textile	88,549	116,309	(27,760)	(23.9%)	(24.9%)	4.2%
Total Wholesale	317,449	298,703	18,746	6.3%	5.5%	7.6%
Other	2,225	2,266	(41)	n.m.	n.m.	n.m.
Total revenues	903,059	728,993	174,066	23.9%	24.7%	21.5%

By sales channel, the increase in revenues was mainly attributable to:
(i)an increase of €155,361 thousand or +36.3% (+38.6% at constant currency; +30.4% organic growth) in the DTC channel, composed of;
(a)an increase in Zegna branded products DTC of €103,860 thousand or +28.7% (+30.3% at constant currency and organic growth), driven by double digit growth in all regions and reflecting higher average selling prices and increased store traffic, as well as selected store openings;
(b)an increase in Thom Browne DTC of €16,750 thousand or +25.3% (+30.6% at constant currency and organic growth), driven by strong performance of existing stores in APAC and EMEA and expansion of the store network through thirteen net store openings (66 DTC stores at June 30, 2023 compared to 53 DTC stores at June 30, 2022), mainly in APAC; and

(c)revenues of €34,751 thousand from Tom Ford Fashion, which was acquired through the TFI Acquisition on April 28, 2023;
(ii)an increase of €18,746 thousand or +6.3% (+5.5% at constant currency and +7.6% organic growth) in the Wholesale channel, mainly due to:
(a)an increase of €12,207 thousand or +19.3% (+17.9% at constant currency and organic growth) in Zegna branded products driven by positive growth across all regions, particularly in EMEA and North America;
(b)an increase of €5,035 thousand or +4.2% (+4.2% at constant currency and organic growth) in Thom Browne driven by double digit growth in EMEA, partially offset by lower deliveries to the South Korean market ahead of a change in the business from franchising to directly operated by the Group starting in the third quarter of 2023 following a previously announced agreement with Samsung C&T Corporation (“Samsung”); and
(c)revenues of €29,264 thousand from Tom Ford Fashion, which was acquired through the TFI Acquisition on April 28, 2023;
partially offset by:
(d)a decrease of €27,760 thousand or -23.9% (-24.9% at constant currency; +4.2% organic growth) in Third Party Brands and Textile, reflecting the end of the previous TFI distribution license agreement with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection. Following the completion of the TFI Acquisition on April 28, 2023, the revenues from the supply agreement with TFI are reported as intercompany revenues and eliminated from the Group’s consolidated results, partially offset by an increase in Textile revenues.
The following table sets forth a breakdown of revenues by sales channel for the three months ended March 31 and June 30 of 2023 and 2022, which we believe is useful considering the seasonal fluctuation in revenues as further described in the “—Overview” section above.

	For the three months ended March 31,		Increase/(Decrease)				For the three months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	229,596	183,909	45,687	24.8%	24.6%	24.6%	236,114	177,941	58,173	32.7%	36.2%	36.2%
Thom Browne	42,849	34,181	8,668	25.4%	27.8%	27.8%	40,075	31,993	8,082	25.3%	33.7%	33.7%
Tom Ford Fashion	—	—	—	n.m.	n.m.	n.m.	34,751	—	34,751	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	272,445	218,090	54,355	24.9%	25.1%	25.1%	310,940	209,934	101,006	48.1%	52.8%	35.8%

Wholesale
Zegna branded products	42,293	40,070	2,223	5.5%	3.7%	3.7%	33,316	23,332	9,984	42.8%	43.0%	43.0%
Thom Browne	69,703	63,756	5,947	9.3%	9.2%	9.2%	54,324	55,236	(912)	(1.7%)	(1.5%)	(1.5%)
Tom Ford Fashion	—	—	—	n.m.	n.m.	n.m.	29,264	—	29,264	n.m.	n.m.	n.m.
Third Party Brands and Textile	42,728	54,646	(11,918)	(21.8%)	(22.9%)	15.3%	45,821	61,663	(15,842)	(25.7%)	(26.7%)	(3.8%)
Total Wholesale	154,724	158,472	(3,748)	(2.4%)	(3.3%)	9.0%	162,725	140,231	22,494	16.0%	15.6%	6.0%
Other	1,143	1,017	126	n.m.	n.m.	n.m.	1,082	1,249	(167)	n.m.	n.m.	n.m.
Total revenues	428,312	377,579	50,733	13.4%	13.1%	18.9%	474,747	351,414	123,333	35.1%	37.4%	24.5%

Revenues by geographical area
The following table sets forth a breakdown of revenues by geographical area for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth
EMEA (1)	322,680	260,627	62,053	23.8%	24.2%	21.4%
of which Italy	151,464	125,996	25,468	20.2%	20.0%	16.8%
of which UK	28,823	23,544	5,279	22.4%	24.2%	21.5%
of which UAE	31,906	21,745	10,161	46.7%	45.1%	44.0%
North America (2)	174,376	135,275	39,101	28.9%	25.7%	16.3%
of which United States	156,747	124,291	32,456	26.1%	22.9%	12.5%
Latin America (3)	15,736	12,525	3,211	25.6%	16.5%	16.5%
APAC (4)	389,025	318,825	70,200	22.0%	25.4%	24.3%
of which Greater China Region	306,835	247,193	59,642	24.1%	27.7%	27.2%
of which Japan	39,597	30,240	9,357	30.9%	37.8%	32.6%
Other (5)	1,242	1,741	(499)	(28.7%)	(28.9%)	(33.6%)
Total revenues	903,059	728,993	174,066	23.9%	24.7%	21.5%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

By geographical area, the increase in revenues was attributable to growth in all regions, including:
(i)an increase of €70,200 thousand or +22.0% (+25.4% at constant currency; +24.3% organic growth) in APAC driven by growth in the Greater China Region, particularly in the Zegna DTC channel in Hong Kong and Macau, as well as strong performance of existing Thom Browne stores in Japan and expansion of the Thom Browne store network through eleven net store openings in APAC (49 DTC stores at June 30, 2023 compared to 38 DTC stores at June 30, 2022). The comparison is also impacted by the adverse effects on revenues in the prior year due to COVID-19-related restrictions in the Greater China Region, which have been substantially reversed in 2023;
(ii)an increase of €62,053 thousand or +23.8% (+24.2% at constant currency; +21.4% organic growth) in EMEA driven by the Zegna DTC channel in Western Europe and the UAE, which benefited from both domestic and tourist customers;
(iii)an increase of €39,101 thousand or +28.9% (+25.7% at constant currency; +16.3% organic growth) in North America primarily due to the United States and driven by the contribution of the Tom Ford Fashion segment’s eleven directly operated stores, as well as double-digit performance in the Zegna and Thom Browne DTC channels; and
(iv)an increase of €3,211 thousand or +25.6% (+16.5% at constant currency and organic growth) in Latin America driven by the double-digit growth of the Zegna DTC channel in Mexico.

The following table sets forth a breakdown of revenues by geographical area for the three months ended March 31 and June 30 of 2023 and 2022, which we believe is useful considering the seasonal fluctuation in revenues as further described in the “—Overview” section.

	For the three months ended March 31,		Increase/(Decrease)				For the three months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth	2023	2022	2023 vs 2022	%	Constant Currency	Organic Growth
EMEA (1)	150,108	134,456	15,652	11.6%	11.6%	18.6%	172,572	126,171	46,401	36.8%	37.9%	24.5%
of which Italy	74,434	64,091	10,343	16.1%	15.9%	19.3%	77,030	61,905	15,125	24.4%	24.1%	14.3%
of which UK	10,381	10,970	(589)	(5.4%)	(3.4%)	18.0%	18,442	12,574	5,868	46.7%	48.0%	24.3%
of which UAE	16,400	11,368	5,032	44.3%	38.1%	38.1%	15,506	10,377	5,129	49.4%	53.1%	50.8%
North America (2)	65,634	61,803	3,831	6.2%	1.8%	16.3%	108,742	73,472	35,270	48.0%	46.6%	16.2%
of which United States	58,035	56,933	1,102	1.9%	(2.4%)	10.9%	98,712	67,358	31,354	46.5%	45.3%	13.9%
Latin America (3)	6,773	5,665	1,108	19.6%	8.1%	8.1%	8,963	6,860	2,103	30.7%	23.9%	23.9%
APAC (4)	205,253	174,816	30,437	17.4%	18.9%	20.6%	183,772	144,009	39,763	27.6%	33.3%	28.7%
of which Greater China Region	164,526	141,980	22,546	15.9%	17.2%	17.8%	142,309	105,213	37,096	35.3%	42.0%	40.0%
of which Japan	18,655	14,139	4,516	31.9%	38.8%	42.8%	20,942	16,101	4,841	30.1%	36.8%	23.9%
Other (5)	544	839	(295)	(35.2%)	(35.5%)	(35.5%)	698	902	(204)	(22.6%)	(22.7%)	(31.9%)
Total revenues	428,312	377,579	50,733	13.4%	13.1%	18.9%	474,747	351,414	123,333	35.1%	37.4%	24.5%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.
For further details relating to the revenues of each of Zegna’s operating segments, see “—Results by Segment” below.
Cost of sales

Cost of sales comprises costs directly related to the production, procurement and supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as wool, silk, leather and other fabrics), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write downs of inventory, freight and duty, and other production related costs, including manufacturing overhead.
The following table sets forth the cost of sales for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Cost of sales	(323,228)	(280,182)	(43,046)	(15.4%)
Cost of sales as % of revenues	(35.8%)	(38.4%)
Cost of sales for the six months ended June 30, 2023 amounted to €323,228 thousand, an increase of €43,046 thousand or +15.4%, compared to €280,182 thousand for the six months ended June 30, 2022.
The increase in cost of sales was primarily attributable to (i) the impact of Tom Ford Fashion, which was acquired through the TFI Acquisition on April 28, 2023, including €3,557 thousand related to the effects of the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the acquisition, as part of the acquisition method of accounting, and (ii) higher sales volumes.

Gross profit

The following table sets forth gross profit for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Gross profit	579,831	448,811	131,020	29.2%
Gross profit as % of revenues	64.2%	61.6%
Gross profit for the six months ended June 30, 2023 amounted to €579,831 thousand, an increase of €131,020 thousand or +29.2%, compared to €448,811 thousand for the six months ended June 30, 2022.
Gross profit as a percentage of revenues increased from 61.6% for the six months ended June 30, 2022 to 64.2% for the six months ended June 30, 2023 primarily driven by (i) a higher proportion of DTC sales compared to wholesale sales (DTC sales, which have higher margins compared to wholesale sales, represented 65% of total sales for the six months ended June 30, 2023 compared to 59% for six months ended June 30, 2022), (ii) the effects of price increases, price repositioning and the reduction of the end-of-season sales as part of the Zegna One Brand Strategy, which started with the rollout of the Fall/Winter 2022 collection in the prior year, (iii) higher absorption of fixed costs in the supply chain, and (iv) a higher proportion of sales from Essentials collections compared to seasonal collections in line with the Zegna One Brand strategy, which resulted in proportionately lower provisions for slow moving and obsolete inventory.
Selling, general and administrative expenses

Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, corporate bodies fees, consultancy and accounting fees, other administrative and general expenses, as well as depreciation, amortization and impairment of assets used for selling and administrative activities.
The following table sets forth selling, general and administrative expenses for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Selling, general and administrative expenses	(415,792)	(332,854)	(82,938)	(24.9%)
Selling, general and administrative expenses as % of revenues	(46.0%)	(45.7%)
Selling, general and administrative expenses for the six months ended June 30, 2023 amounted to €415,792 thousand, an increase of €82,938 thousand or +24.9%, compared to €332,854 thousand for the six months ended June 30, 2022.
The increase in selling, general and administrative expenses was primarily attributable to (i) €30,372 thousand related to Tom Ford Fashion, which was acquired through the TFI Acquisition on April 28, 2023 (including royalties relating to the TFI license agreement with ELC as well as €512 thousand related to amortization of the license agreement, which was recognized at fair value at the acquisition date as part of the acquisition method of accounting of the TFI Acquisition), (ii) higher personnel costs for €19,996 thousand (€156,712 thousand for the six months ended June 30, 2023 compared to €136,716 thousand for the six months ended June 30, 2022) mainly to reinforce the Group’s corporate governance as a result of becoming a public company, as well as to support Thom Browne new stores openings, (iii) transaction costs of €4,975 thousand in the first half of 2023, primarily for consultancy and legal fees related to the TFI Acquisition, (iv) an increase in variable rents as a result of higher revenues, (v) rent reduction of €3,865 thousand recognized in the prior year as a result of the COVID-19 pandemic, and (vi) higher consultancy fees and corporate bodies fees.
Selling, general and administrative expenses as a percentage of revenues increased from 45.7% for the six months ended June 30, 2022 to 46.0% for the six months ended June 30, 2023.

Marketing expenses

Marketing expenses primarily include costs related to advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.
The following table sets forth the marketing expenses for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Marketing expenses	(47,530)	(34,590)	(12,940)	(37.4%)
Marketing expenses as % of revenues	(5.3%)	(4.7%)
Marketing expenses for the six months ended June 30, 2023 amounted to €47,530 thousand, an increase of €12,940 thousand or +37.4%, compared to €34,590 thousand for the six months ended June 30, 2022.
The increase in marketing expenses was in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022 and includes costs for events such as the presentation of the Oasi di Lino collection during men’s fashion week in Milan, Thom Browne at the Met Gala in New York and the debut of the Thom Browne Haute Couture collection in Paris. Marketing expenses also included €999 thousand related to Tom Ford Fashion, which was acquired through the TFI Acquisition on April 28, 2023.
Marketing expenses as a percentage of revenues increased from 4.7% for the six months ended June 30, 2022 to 5.3% for the six months ended June 30, 2023, in line with the Group’s aforementioned marketing strategy.
Financial income and financial expenses
Financial income and financial expenses primarily include the effects of fair value changes on put options owned by non-controlling interests in Zegna’s investments in the Thom Browne Group and Gruppo Dondi S.p.A., and, up until the completion of the warrant redemption in the first quarter of 2023, the fair value changes in liability-classified warrants, as well as income and expenses relating to Zegna’s financial assets and liabilities, including interest and the cost of hedging operations.
The following tables set forth financial income and financial expenses for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Financial income	15,601	15,901	(300)	(1.9%)
Financial income as % of revenues	1.7%	2.2%
Financial income of €15,601 thousand for the six months ended June 30, 2023 was substantially in line with financial income of €15,901 thousand for the six months ended June 30, 2022. In particular, higher gains from the change in fair value of the Dondi put option of €3,287 thousand, higher gains on derivative financial instruments of €3,085 thousand and higher income from interest on financial assets and hedging operations of €1,862 thousand, were substantially offset by lower income from the change in the fair value of warrants of €8,417 thousand, driven by gains recognized in the prior year (compared to losses in the current year as further described below).

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Financial expenses	(44,592)	(41,965)	(2,627)	(6.3%)
Financial expenses as % of revenues	(4.9%)	(5.8%)

Financial expenses for the six months ended June 30, 2023 amounted to €44,592 thousand, an increase of €2,627 thousand or +6.3%, compared to €41,965 thousand for the six months ended June 30, 2022. The increase in financial expenses was primarily attributable to (i) changes in the fair value of warrants of €22,909 thousand due to the effect of the warrant redemption (See Note 18 — Other current and non-current financial liabilities for additional information), (ii) an increase of €6,279 thousand in interest on bank loans and overdrafts as a result of higher interest rates, partially offset by (iii) the change in fair value of the Thom Browne put option of €13,568 thousand (a loss of €2,137 thousand for the six months ended June 30, 2023 compared to a loss of €15,705 thousand for the six months ended June 30, 2022) (iv) a decrease of €10,508 thousand relating to fixed-income securities driven by the performance of the financial markets (a loss of €2,488 thousand for the six months ended June 30, 2023 compared to a loss of €12,996 thousand for the six months ended June 30, 2022), and (v) a decrease of €2,447 thousand relating to hedging costs.
Foreign exchange losses
Foreign exchange losses include realized gains and losses on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of options and warrant liabilities.
The following table sets forth foreign exchange losses for the six months ended June 30, 2023.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Foreign exchange losses	(7,003)	(9,893)	2,890	29.2%
Foreign exchange losses as % of revenues	(0.8%)	(1.4%)

Foreign exchange losses for the six months ended June 30, 2023 amounted to €7,003 thousand, a change of €2,890 thousand compared to foreign exchange losses of €9,893 thousand for the six months ended June 30, 2022. Foreign exchange losses for the six months ended June 30, 2023 include the reclassification of the cumulative translation losses related to the investment held in TFI, which amounted to €4,705 thousand, from other comprehensive income to profit and loss at the date of the acquisition and foreign exchange losses for both periods include the exchange rate effects deriving from the remeasurement of the put options owned by the non-controlling interests in the Group’s investments.
Result from investments accounted for using the equity method
Result from investments accounted for using the equity method includes Zegna’s share of income and loss related to our investments in associates and joint arrangements accounted for using the equity method.
The following tables set forth result from investments accounted for using the equity method for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Result from investments accounted for using the equity method	(2,237)	2,661	(4,898)	(184.1%)
Result from investments accounted for using the equity method as % of revenues	(0.2%)	0.4%

The result from investments accounted for using the equity method for the six months ended June 30, 2023 amounted to a loss of €2,237 thousand, a decrease of €4,898 thousand, compared to a gain of €2,661 thousand for the six months ended June 30, 2022, and primarily related to the results of the Group’s 15% interest in TFI prior to the TFI Acquisition, reflecting a loss of €2,587 thousand in 2023 prior to the TFI Acquisition (which includes transaction costs incurred by TFI prior to the closing of the TFI Acquisition) compared to a gain of €1,514 thousand for the six months ended June 30, 2022. Following completion of the TFI Acquisition on April 28, 2023, TFI and Pelletteria Tizeta S.r.l. (which was previously owned 50% by Zegna and 50% by TFI) are consolidated by the Group.
Income taxes
Income taxes include the current taxes on the results of Zegna’s operations and any changes in deferred income taxes.

The following table sets forth income taxes for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Income taxes	(26,162)	(27,050)	888	3.3%
Income taxes as % of revenues	(2.9%)	(3.7%)

Income taxes for the six months ended June 30, 2023 and 2022 amounted to €26,162 thousand and €27,050 thousand, respectively and the effective tax rate for the six months ended June 30, 2023 and 2022 was 33.4% and 56.3%, respectively.

Results by Segment
The following tables set forth revenues, Adjusted EBIT and Adjusted EBIT Margin (calculated as Adjusted EBIT divided by revenues) by segment for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%	% at constant currency	% organic
Revenues
Zegna	651,755	552,966	98,789	17.9%	18.4%	23.8%
Thom Browne	207,959	185,769	22,190	11.9%	13.6%	13.6%
Tom Ford Fashion	64,027	—	64,027	n.m.	n.m.	n.m.
Eliminations	(20,682)	(9,742)	(10,940)	n.m.	n.m.	n.m.
Total revenues	903,059	728,993	174,066	23.9%	24.7%	21.5%

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Adjusted EBIT
Zegna	100,498	67,997	32,501	47.8%
Thom Browne	31,521	31,562	(41)	(0.1%)
Tom Ford Fashion	3,676	—	3,676	n.m.
Corporate	(15,626)	(16,881)	1,255	7.4%
Eliminations	(165)	—	(165)	n.m.
Total Adjusted EBIT	119,904	82,678	37,226	45.0%

Adjusted EBIT Margin
Zegna	15.4%	12.3%
Thom Browne	15.2%	17.0%
Tom Ford Fashion	5.7%	n.m.
For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin”.
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022.
Zegna segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the six months ended June 30, 2023 and 2022 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Revenues	651,755	552,966	98,789	17.9%
Adjusted EBIT	100,498	67,997	32,501	47.8%
Adjusted EBIT Margin	15.4%	12.3%

Revenues
Revenues for the Zegna segment for the six months ended June 30, 2023 amounted to €651,755 thousand, an increase of €98,789 thousand or +17.9% (+18.4% at constant currency; +23.8% organic), compared to €552,966 thousand for the six months ended June 30, 2022.

The increase in revenues for the Zegna segment was primarily attributable to:
(i)an increase of €116,067 thousand or +27.3% in Zegna branded products, comprised of:
(a)an increase of €103,860 thousand or +28.7% in the DTC channel, driven by the continued positive performance of the Made to Measure business as well as shoes and luxury leisurewear, and reflecting double digit growth in all regions and the effects of price repositioning, price increases and the reduction of the end-of-season sales as part of the new Zegna One Brand strategy (which started with the rollout of the Fall/Winter 2022 collection in the prior year), as well as increased store traffic; and
(b)an increase of €12,207 thousand or +19.3% in the wholesale channel driven by positive growth across all regions, particularly in EMEA and North America;
(ii)an increase of €4,200 thousand or +6.1% in Textile, driven by positive performance from all business units;
partially offset by:
(iii)a decrease of €21,398 thousand or -38.0% in Third Party Brands, reflecting the end of the previous TFI distribution license agreement for menswear with the deliveries of the Fall/Winter 2022 collection and the start of a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products with the Spring/Summer 2023 collection, partially offset by the contribution of Pelleteria Tizeta, for which the Group acquired the 50% interest held by TFI as part of the TFI Acquisition, bringing its interest in Pelleteria Tizeta to 100%.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Zegna segment amounted to €100,498 thousand for the six months ended June 30, 2023, an increase of €32,501 thousand or +47.8%, compared to €67,997 thousand for the six months ended June 30, 2022. Adjusted EBIT Margin was 15.4% and 12.3%, respectively.
The increase in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)higher revenues of €98,789 thousand as further described above;
(ii)improved profitability driven by (a) a higher proportion of DTC sales compared to wholesale sales, (b) improved retail store productivity including the effects of store right-sizing, (c) higher absorption of fixed costs in the supply chain, and (d) a higher proportion of sales from Essentials collections compared to seasonal collections in line with the Zegna One Brand strategy, which resulted in proportionately lower provisions for slow moving and obsolete inventory;
partially offset by:
(iii)an increase in personnel costs mainly due to the hiring of personnel to reinforce the corporate governance and certain functions within the Zegna segment as a result of becoming a public company in December 2021;
(iv)higher advertising and marketing expenses, in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022.

Thom Browne segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Revenues	207,959	185,769	22,190	11.9%
Adjusted EBIT	31,521	31,562	(41)	(0.1%)
Adjusted EBIT Margin	15.2%	17.0%
Revenues

Revenues for the Thom Browne segment for the six months ended June 30, 2023 amounted to €207,959 thousand, an increase of €22,190 thousand or +11.9% (+13.6% at constant currency and organic growth), compared to €185,769 thousand for the six months ended June 30, 2022.
The increase in revenues for the Thom Browne segment reflects growth across all lines (in particular womenswear and childrenswear) and comprises:
(i)an increase of €16,750 thousand or +25.3% in the DTC channel driven by strong performance of existing stores in APAC (primarily in Japan) and EMEA and expansion of the store network through thirteen net store openings (66 DTC stores at June 30, 2023 compared to 53 DTC stores at June 30, 2022), mainly in APAC; and
(ii)an increase of €5,439 thousand or +4.5% in the wholesale channel driven by double digit growth in EMEA, partially offset by lower deliveries to the South Korean market ahead of a change in the business from franchising to directly operated by the Group starting in the third quarter of 2023 following a previously announced agreement with Samsung;
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Thom Browne segment €31,521 thousand for the six months ended June 30, 2023 was substantially in line with €31,562 thousand for the six months ended June 30, 2022 Adjusted EBIT Margin was 15.2% and 17.0%, respectively.
The increase in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)higher revenues of €22,190 thousand as further described above;
partially offset by:
(ii)costs related to the expansion of the DTC store network (thirteen net store openings in the six months ended June 30, 2023 compared to the six months ended June 30, 2022);
(iii)an increase in personnel costs mainly due to the hiring of personnel to reinforce certain functions within the Thom Browne segment as a result of becoming a public company in December 2021; and
(iv)higher advertising and marketing expenses, in line with the Group’s marketing strategy announced at its Capital Markets Day in May 2022, including costs for the debut of the Thom Browne Haute Couture collection in Paris.

Tom Ford Fashion segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 (before intercompany eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2023	2022	2023 vs 2022	%
Revenues	64,027	—	64,027	n.m.
Adjusted EBIT	3,676	—	3,676	n.m.
Adjusted EBIT Margin	5.7%	n.m.

Revenues

The Tom Ford Fashion segment, which was acquired through the TFI Acquisition on April 28, 2023, contributed revenues of €64,027 thousand, including €34,751 thousand in the DTC channel and €29,276 thousand in the wholesale channel.
Adjusted EBIT and Adjusted EBIT Margin
The Tom Ford Fashion segment contributed Adjusted EBIT of €3,676 thousand. Adjusted EBIT Margin was 5.7% over the same period. Adjusted EBIT includes costs of €4,420 thousand emerging from the preliminary purchase price allocation process, of which €3,557 thousand related to the effects of the purchase price step up of the fair value of the acquired TFI inventory that was sold subsequent to the TFI Acquisition, €512 thousand related to amortization of the license agreement and €351 thousand of amortization of the intangible asset recognized in relation to the order backlog.

Liquidity and Capital Resources
Overview
Zegna’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Zegna requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, to pay personnel costs, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, Zegna uses significant amounts of cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital, including share repurchases and other corporate activities. Zegna makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. Zegna believes its cash generation together with its available liquidity will be sufficient to meet its obligations and fund its business and capital expenditures for the foreseeable future.
Since 2022 the Group has implemented a funding strategy with the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion programs. In line with this strategy, since 2022 the Group has replaced a portion of its 2022 and 2023 debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. Additionally, the Group has disposed of a significant portion of its financial asset securities holdings. In particular, from January 1, 2023 to June 30, 2023, the Group disposed of securities (primarily investments in fixed income, insurance contracts and hedge funds) for total consideration of €219,354 thousand, which the Group primarily used to finalize the TFI Acquisition and capital expenditures, as well as repay borrowings. The carrying amount of the securities disposed of amounted to €216,728 thousand at December 31, 2022, resulting in a gain on disposal of the securities of €2,626 thousand.
Cash Flows
Six months ended June 30, 2023 compared to the six months ended June 30, 2022
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the six months ended June 30, 2023 and 2022. For additional information relating to the Group’s cash flows refer to the semi-annual condensed consolidated cash flow statement included elsewhere in this document.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands)	2023	2022	2023 vs 2022
Net cash flows from operating activities	107,583	28,375	79,208
Net cash flows from/(used in) investing activities	60,958	(14,654)	75,612
Net cash flows used in financing activities	(165,527)	(135,081)	(30,446)
Effects of exchange rate changes on cash and cash equivalents	(2,295)	8,452	(10,747)
Net increase/(decrease) in cash and cash equivalents	719	(112,908)	113,627
Cash and cash equivalents at the beginning of the period	254,321	459,791	(205,470)
Cash and cash equivalents at end of the period	255,040	346,883	(91,843)

Net cash flows from operating activities
Net cash flows from operating activities amounted to €107,583 thousand for the six months ended June 30, 2023 compared to €28,375 thousand for the six months ended June 30, 2022. The change of €79,208 thousand between periods was primarily attributable to the combined effects of:
(i)€72,266 thousand from a positive change in cash flow from other operating assets and liabilities (cash generated of €2,870 thousand in the first half of 2023 compared to cash used of €69,396 thousand in the first half of 2022, which primarily included payments of: (a) €24,556 thousand to settle lease agreement claims, (b) €10,923 thousand for a special gift to all employees of the Group as a result of the Company’s public listing in 2021 (which was reimbursed by Monterubello in 2022), (c) €10,632 thousand relating to an increase of VAT credit in

Italy, (d) €8,342 thousand relating to higher prepaid expenses, and (e) €6,052 thousand relating to the closure of a production plant in Spain;
(ii)an increase in profit of €31,095 thousand, from €21,021 thousand for the six months ended June 30, 2022 to €52,116 thousand for the six months ended June 30, 2023; and
(iii)higher non-cash expenses for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, including higher write downs of the provision for obsolete inventory of €8,436 thousand and higher other non-cash expenses, net, of €7,063 thousand;
partially offset by:
(i)€45,434 thousand from a negative change in cash flows used by inventories, trade receivables and trade payables (cash absorbed of €102,595 thousand in the first half of 2023 compared to €57,161 thousand in the first half of 2022). In the first half of 2023 cash used in inventories, trade receivables and trade payables of €102,595 thousand includes (a) €79,454 thousand relating to inventories, primarily attributable to higher raw materials and finished products in order to support the growth of the business, including the build up of inventory of the Essentials collections in line with the Zegna One Brand strategy, (b) €26,851 thousand relating to an increase in trade receivables, partially offset by (c) €3,710 thousand relating to an increase in trade payables and customer advances.
Net cash flows from/(used in) investing activities
Net cash flows from investing activities amounted to €60,958 thousand for the six months ended June 30, 2023 compared to net cash flows used in investing activities of €14,654 thousand for the six months ended June 30, 2022. The change of €75,612 thousand between periods was primarily attributable to the combined effects of:
(i)higher proceeds from disposals of current financial assets and derivative instruments of €190,829 thousand (proceeds of €221,869 thousand in the first half of 2023 compared to proceeds of €31,040 thousand in the first half of 2022) in line with actions taken by the Group to dispose of financial asset securities holdings primarily to fund the TFI Acquisition and capital expenditures, as well as repay borrowings; and
(ii)lower payments for acquisitions of current financial assets and derivative instruments of €15,181 thousand (payments of €6,023 thousand in the first half of 2023 compared to payments of €21,204 thousand in the first half of 2022);
partially offset by:
(i)net cash outflows of €108,575 thousand related to the TFI acquisition which was completed on April 28, 2023. For additional information relating to the TFI Acquisition, see Note 24 — Business combinations within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report;
(ii)payments of €6,728 thousand for the acquisition of a 25% interest in Norda Run Inc. (“Norda”) and €4,500 thousand for a capital contribution to Filati Biagioli Modesto S.p.A.; and
(iii)higher payments for investments in property, plant and equipment of €9,875 thousand (€25,699 thousand in the first half of 2023 compared to €15,824 thousand in the first half of 2022. For additional information relating to the Group’s investments see “Liquidity and Capital Resources—Capital Expenditure”.
Net cash flow used in financing activities
Net cash flows used in financing activities for the six months ended June 30, 2023 amounted to €165,527 thousand compared to €135,081 thousand for the six months ended June 30, 2022. The change of €30,446 thousand between periods was primarily attributable to the combined effects of:

(i)higher net repayments of borrowings of €31,720 thousand (net repayments of €108,407 thousand in the first half of 2023 compared to €76,687 thousand in the first half 2022), reflecting a continuation of our funding strategy to replace borrowings with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term; and
(ii)lower capital contributions as a result of €10,923 thousand received in 2022 from the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group, as a result of the Company’s listing completed on December 20, 2021;
partially offset by:
(i)lower payments of lease liabilities of €5,526 thousand (€59,115 thousand in the first half of 2023 compared to €64,641 thousand in the first half of 2022) primarily driven by a payment of €5,013 thousand in the first half of 2022 to early terminate a lease contract related to a DTC store in Japan; and
(ii)€4,409 thousand payments for the warrant redemption in the first half of 2023.
Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for each of the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
(€ thousands)	2023	2022
Payments for property, plant and equipment	25,699	15,824
Payments for intangible assets	8,801	12,715
Capital expenditure	34,500	28,539

Capital expenditure for the six months ended June 30, 2023 and 2022 was €34,500 thousand and €28,539 thousand, respectively.
The Group’s main capital expenditure primarily relates to investments to develop our store network (new store openings, store renewals or relocations, maintenance or franchising contributions), which amounted to €23 million and €13 million for the six months ended June 30, 2023 and 2022, respectively.
The following table presents capital expenditure to develop our store network, split by segment and including both property, plant and equipment and intangible assets:

	For the six months ended June 30,
(€ million)	2023	2022
Zegna	21	10
Thom Browne	2	3
Tom Ford Fashion	—	n.a.(*)
Capital expenditure related to the development of the store network	23	13
________________________________________
(*) “n.a.” as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023.
Investments to develop our store network in the Zegna segment primarily related to store openings, relocations, renewals or remodeling across all regions in line with the Zegna One Brand strategy:
•in the first half of 2023 in New York (three stores), Beverly Hills and Atlanta in the United States, Fuzhou, Jinan and Lanzhou in the Greater China Region and Copenhagen in Denmark;

•in the first half of 2022 in Taiyuan and Macau in the Greater China Region, the new Ginza store in Tokyo, Japan and a store in Madrid, Spain;
Investments to develop our store network in Thom Browne segment primarily related to:
•in the first half of 2023 in APAC, with new openings in Nagoya, Wuhan, Shenzhen and Jinan;
•in the first half of 2022 in APAC, with a new store in Guangzhou and activities for openings planned in the second half in the Greater China Region and St. Tropez in France;
Other relevant investments for the periods presented mainly related to (i) the production area for both apparel and textile for €4 million and €3 million for the six months ended June 30, 2023 and 2022, respectively, (mainly for property, plant and equipment), and (ii) the information technology area for €6 million and €11 million for the six months ended June 30, 2023 and 2022, respectively, and primarily for intangible assets related to a business transformation project to improve business operations, including order to cash, logistics and distribution, retail operations and point-of-sale processes.
Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the semi-annual condensed consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2023 and December 31, 2022:

(€ thousands)	At June 30, 2023	At December 31, 2022
Non-current borrowings	112,747	184,880
Current borrowings	283,077	286,175
Derivative financial instruments — Liabilities	2,186	2,362
Total borrowings, other financial liabilities and derivatives	398,010	473,417
Cash and cash equivalents	(255,040)	(254,321)
Derivative financial instruments — Assets	(17,985)	(22,454)
Other current financial assets(1)	(107,952)	(318,795)
Total cash and cash equivalents, other current financial assets and derivatives	(380,977)	(595,570)
Net Financial Indebtedness/(Cash Surplus)	17,033	(122,153)
________________________________________
(1)Includes (i) the Group’s investments in securities amounting to €105,752 thousand and €316,595 thousand at June 30, 2023 and December 31, 2022, respectively, and (ii) a financial receivable from an associated company of €2,200 thousand at both June 30, 2023 and December 31, 2022.

Net Financial Indebtedness/(Cash Surplus) amounted to €17,033 thousand at June 30, 2023 compared to €(122,153) thousand at December 31, 2022, primarily reflecting the impact of the TFI Acquisition and capital expenditures, mainly to develop the Group’s store network. Borrowings at June 30, 2023 include certain preexisting borrowings of TFI. For additional information relating to the change in cash and cash equivalents see “—Cash Flows”.
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.

Borrowings
Zegna enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries based on criteria of efficiency and cost-effectiveness. Zegna has historically entered into and maintained with a diversified pool of lenders a total amount of bilateral committed credit lines that is considered consistent with its needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of its financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs. With the aim of reducing the cost of financing while continuing to ensure the Group has adequate access to liquidity to meet its financial commitments and guarantee flexibility for its operations and any expansion programs, starting in 2022 the Group has replaced a portion of its 2022 and 2023 debt maturities with new bilateral committed revolving credit facilities that may be drawn down by the Group at any time during the relevant term. As a result, the Group has reduced and will continue to reduce its borrowings, primarily through the use of cash and the disposal of certain financial investments held by the Group.
The key interest rate terms of Zegna’s borrowings and the amount outstanding at June 30, 2023 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.00% - 2.16%(1)	76,292	26,275	14,844	24,843	4,263	6,067
Variable	0.25% - 3.01%(1)	319,532	256,802	58,405	3,048	1,092	185
Total		395,824	283,077	73,249	27,891	5,355	6,252
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor, and includes certain preexisting borrowings of TFI, which was acquired on April 28, 2023.

The key interest rate terms of Zegna’s borrowings and the amount outstanding at December 31, 2022 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.00% - 0.90%(1)	135,640	85,447	4,150	33,975	3,994	8,074
Variable	0.60% - 1.48%(1)	335,415	200,728	133,267	1,420	—	—
Total		471,055	286,175	137,417	35,395	3,994	8,074
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

Since 2022, the Group has entered into bilateral financing agreements in the form of a committed revolving line for an amount of €295 million and for a period between 5 to 7 years. Part of them (€190 million) have the interest rate linked to the following two important ESG targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. The line was drawn down for €50 million at June 30, 2023 (undrawn at December 31, 2022).
For additional information see Note 17 — Borrowings to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Debt covenants
Certain of Zegna’s borrowings and revolving lines are subject to financial covenants requiring Zegna to maintain a ratio of Net Financial Indebtedness to Adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of Adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this Semi-Annual Report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require Zegna to fully repay the outstanding amounts on demand. At December 31, 2022 (the last covenant date), Zegna had a Net Financial Indebtedness/(Cash Surplus) of

€(122,153) thousand (representing excess cash over indebtedness) and therefore the ratio of Net Financial Indebtedness to Adjusted EBITDA was (0.6)x and Zegna was in compliance with the covenants.
Derivative financial instruments
Zegna enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. Zegna only enters into these contracts for hedging purposes as Zegna’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by Zegna are over the counter (“OTC”) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
The following table sets forth Zegna’s outstanding hedges at June 30, 2023 and December 31, 2022:

	At June 30, 2023			At December 31, 2022
(€ thousands)	Notional Amount	Positive Fair Value	Negative Fair Value	Notional Amount	Positive Fair Value	Negative Fair Value
Foreign currency exchange risk
Forward contracts	549,499	9,679	(2,186)	481,110	13,075	(2,362)
Interest rate risk
Interest rate swaps	234,626	8,306	—	320,000	9,379	—
Total derivatives – Hedging	784,125	17,985	(2,186)	801,110	22,454	(2,362)
Total derivatives instruments - Asset/(Liabilities)	784,125	17,985	(2,186)	801,110	22,454	(2,362)

For additional information see Note 14 — Derivative financial instruments to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.
Cash and cash equivalents
The table below sets forth the breakdown of Zegna’s cash and cash equivalents at June 30, 2023 and December 31, 2022:

	At June 30, 2023	At December 31, 2022	Increase/(Decrease)
(€ thousands, except percentages)			June 30, 2023 vs December 31, 2022	%
Cash on hand	2,007	2,322	(315)	(13.6%)
Bank balances	253,033	251,999	1,034	0.4%
Cash and cash equivalents	255,040	254,321	719	0.3%

Zegna may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. Zegna does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at June 30, 2023 amounted to €48,564 thousand (€24,257 thousand at December 31, 2022). Certain restrictions over cash also exist in Argentina; however, such restrictions do not significantly impact Zegna as cash held in Argentina amounted to €220 thousand at June 30, 2023 (€233 thousand at December 31, 2022).

Other current financial assets (securities and financial receivables)
The table below sets forth the breakdown of Zegna’s securities and financial receivables included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at June 30, 2023, and December 31, 2022:

	At June 30, 2023	At December 31, 2022	Increase/(Decrease)
(€ thousands, except percentages)			June 30, 2023 vs December 31, 2022	%
Fair value through profit and loss
Insurance contracts	27,525	114,975	(87,450)	(76.1%)
Private equity	20,008	18,311	1,697	9.3%
Real estate funds	13,748	12,129	1,619	13.3%
Private debt	9,485	13,644	(4,159)	(30.5%)
Hedge funds	8,360	46,761	(38,401)	(82.1%)
Money market funds	2,034	2,587	(553)	(21.4%)
Equity	260	14,592	(14,332)	(98.2%)
Commodities	—	2,727	(2,727)	(100.0%)
Fixed income	—	64,017	(64,017)	(100.0%)
Total fair value through profit and loss	81,420	289,743	(208,323)	(71.9%)
Fair value through other comprehensive income/(loss)
Floating income	16,700	17,742	(1,042)	(5.9%)
Fixed income	7,632	9,110	(1,478)	(16.2%)
Total fair value through other comprehensive income/(loss)	24,332	26,852	(2,520)	(9.4%)
Securities (recorded within other current financial assets)	105,752	316,595	(210,843)	(66.6%)
Financial receivables(1) (recorded within other current financial assets)	2,200	2,224	(24)	(1.1%)
Total securities and financial receivables (recorded within other current financial assets)	107,952	318,819	(210,867)	(66.1%)
________________________________________
(1)Financial receivables relate to a loan granted to Filati Biagioli Modesto S.p.A., an associate company of the Group, in the first half of 2022. The loan was converted to equity as a capital contribution in July 2023.
As noted above, in line with the Group’s funding strategy, the Group has disposed of a significant portion of its financial asset securities holdings. In particular, from January 1, 2023 to June 30, 2023, the Group disposed of securities (primarily investments in fixed income, insurance contracts and hedge funds) for total consideration of €219,354 thousand, which the Group primarily used to fund the TFI Acquisition and capital expenditures, as well as repay borrowings. The carrying amount of the securities disposed of amounted to €216,728 thousand at December 31, 2022, resulting in a gain on disposal of the securities of €2,626 thousand.
Off-Balance Sheet Arrangements
In 2020, Zegna provided a financial guarantee to TFI (which prior to the TFI Acquisition, was an associate of the Zegna Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. The financial guarantee was subsequently reduced to $6,875 in 2022 and closed in 2023 as part of the transactions contemplated by the TFI acquisition. No amounts were claimed under the guarantee.
As part of the TFI Acquisition, the Zegna Group has become a long-term licensee for all Tom Ford men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products for 20 years with an automatic renewal for a further 10 years subject to certain minimum performance conditions. As part of the license agreement, the Zegna Group is required to pay minimum annual guaranteed royalties for the first 10 years of the license agreement, which at June 30, 2023 amounted to an aggregate of €182 million (undiscounted). For the remaining term of the license agreement the minimum annual guaranteed royalties to be paid by the Zegna Group will be calculated based on a percentage of the net sales of the preceding annual period. The license agreement also requires the Zegna Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices. For additional information relating to the TFI Acquisition and license agreement, see Note 24 — Business combinations within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.

Non-IFRS Financial Measures
Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. An explanation of the relevance of each of the non-IFRS financial measures, a reconciliation of the non-IFRS financial measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
Zegna’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of Zegna’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands, except percentages)	2023	2022
Profit	52,116	21,021
Income taxes	26,162	27,050
Financial income	(15,601)	(15,901)
Financial expenses	44,592	41,965
Foreign exchange losses	7,003	9,893
Result from investments accounted for using the equity method	2,237	(2,661)
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Net impairment of leased and owned stores (7)	—	3,309
Adjusted EBIT	119,904	82,678

Revenues	903,059	728,993
Profit margin (Profit / Revenues)	5.8%	2.9%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	13.3%	11.3%

________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.
(7)Net impairment of leased and owned stores for the six months ended June 30, 2022 includes impairment of €2,764 thousand for right-of-use assets, €530 thousand for property, plant and equipment and €15 thousand for intangible assets.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility and net income related to lease agreements.
Zegna’s management uses Adjusted EBITDA to understand and evaluate Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit to Adjusted EBITDA for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit	52,116	21,021
Income taxes	26,162	27,050
Financial income	(15,601)	(15,901)
Financial expenses	44,592	41,965
Foreign exchange losses	7,003	9,893
Depreciation, amortization and impairment of assets	86,983	88,204
Result from investments accounted for using the equity method	2,237	(2,661)
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Adjusted EBITDA	206,887	167,573
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.

Adjusted Profit
Adjusted Profit is defined as Profit adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores, as well as the tax effects of the adjusting items.
Zegna’s management uses Adjusted Profit to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. Zegna’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses Zegna’s underlying performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating Zegna’s results.
The following table presents a reconciliation of Profit to Adjusted Profit for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit	52,116	21,021
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Net impairment of leased and owned stores (7)	—	3,309
Tax effects on adjusting items (8)	(626)	491
Adjusted Profit	54,885	22,823
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.
(7)Net impairment of leased and owned stores for the six months ended June 30, 2022 includes impairment of €2,764 thousand for right-of-use assets, €530 thousand for property, plant and equipment and €15 thousand for intangible assets.
(8)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.
Zegna’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate Zegna’s underlying performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.
The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit	52,116	21,021
Transaction costs related to acquisitions (1)	4,975	—
Costs related to the Business Combination (2)	1,059	1,090
Severance indemnities and provisions for severance expenses (3)	738	912
Legal costs for trademark disputes (4)	649	—
Special donations for social responsibility (5)	100	1,000
Net income related to lease agreements (6)	(4,126)	(5,000)
Net impairment of leased and owned stores (7)	—	3,309
Tax effects on adjusting items (8)	(626)	491
Adjusted Profit	54,885	22,823
Impact of non-controlling interests (9)	6,231	6,990
Adjusted Profit attributable to shareholders of the Parent Company	48,654	15,833
Weighted average number of shares for basic earnings per share	244,167,243	237,314,960
Basic earnings per share in €	0.19	0.06
Adjusted Basic Earnings per Share in €	0.20	0.07
Weighted average number of shares for diluted earnings per share	246,313,241	238,930,441
Diluted earnings per share in €	0.19	0.06
Adjusted Diluted Earnings per Share in €	0.20	0.07
________________________________________
(1)Relates to transaction costs of €4,975 thousand for the six months ended June 30, 2023 for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda.
(2)Costs related to the Business Combination of €1,059 thousand and €1,090 thousand for the six months ended June 30, 2023 and 2022, respectively, relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(3)Relates to severance indemnities of €738 thousand and €912 thousand for the six months ended June 30, 2023 and 2022, respectively.
(4)Relates to legal costs of €649 thousand for the six months ended June 30, 2023 in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks.
(5)Relates to donations to support initiatives related to humanitarian emergencies in Turkey for the six months ended June 30, 2023 (€100 thousand) and in Ukraine for the six months ended June 30, 2022 (€1,000 thousand).
(6)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong and for the six months ended June 30, 2022 relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property.
(7)Net impairment of leased and owned stores for the six months ended June 30, 2022 includes impairment of €2,764 thousand for right-of-use assets, €530 thousand for property, plant and equipment and €15 thousand for intangible assets.
(8)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(9)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the semi-annual condensed consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).
Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2023 and at December 31, 2022:

(€ thousands)	At June 30, 2023	At December 31, 2022
Non-current borrowings	112,747	184,880
Current borrowings	283,077	286,175
Derivative financial instruments — Liabilities	2,186	2,362
Total borrowings, other financial liabilities and derivatives	398,010	473,417
Cash and cash equivalents	(255,040)	(254,321)
Derivative financial instruments — Assets	(17,985)	(22,454)
Other current financial assets(1)	(107,952)	(318,795)
Total cash and cash equivalents, other current financial assets and derivatives	(380,977)	(595,570)
Net Financial Indebtedness/(Cash Surplus)	17,033	(122,153)
________________________________________
(1)Includes (i) the Group’s investments in securities amounting to €105,752 thousand and €316,595 thousand at June 30, 2023 and December 31, 2022, respectively, and (ii) a financial receivable from an associated company of €2,200 thousand at both June 30, 2023 and December 31, 2022.
For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus)”.
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
Zegna’s management uses Trade Working Capital to understand and evaluate Zegna’s liquidity generation/absorption. Zegna’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2023 and at December 31, 2022:

(€ thousands)	At June 30, 2023	At December 31, 2022
Current assets	1,262,741	1,285,657
Current liabilities	(1,021,920)	(866,984)
Working capital	240,821	418,673
Less:
Derivative financial instruments	17,985	22,454
Tax receivables	17,734	15,350
Other current financial assets	109,918	320,894
Other current assets	99,680	84,574
Cash and cash equivalents	255,040	254,321
Current borrowings	(283,077)	(286,175)
Current lease liabilities	(121,761)	(111,457)
Derivative financial liabilities	(2,186)	(2,362)
Other current financial liabilities	(23,373)	(37,258)
Current provisions for risks and charges	(15,458)	(13,969)
Tax liabilities	(46,928)	(25,999)
Other current liabilities	(232,172)	(118,828)
Trade Working Capital	465,419	317,128
of which trade receivables	217,208	177,213
of which inventories	545,176	410,851
of which trade payables and customer advances	(296,965)	(270,936)
Trade Working Capital increased by €148,291 thousand from €317,128 thousand at December 31, 2022 to €465,419 thousand at June 30, 2023, primarily related to (i) higher inventories of €134,325 thousand and (ii) higher trade receivables of €39,995 thousand, partially offset by (iii) an increase in trade payable and customer advances of €26,029 thousand. All increases are driven by the overall increase in operations to support the growth in sales and production volumes, as well as the consolidation of TFI following the TFI Acquisition, which contributed Trade Working Capital of €85,921 thousand at June 30, 2023 (of which €79,339 thousand of inventories, €39,784 thousand of trade receivables and €33,202 thousand of trade payables and customer advances). The increase in inventories also reflects the build up of inventory of the Essentials collections, in line with the Zegna One Brand strategy, which is expected to normalize in the second half of the 2023.
Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee.

In calculating Organic Growth, the following adjustments are made to revenues:

(a)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)Acquisitions and disposals – Revenues generated by businesses and operations acquired or disposed in the current year or prior year are excluded from both periods. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods.
(c)Changes in license agreements where Zegna operates as a licensee – Revenues generated from license agreements where Zegna operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where Zegna operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, sales channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of revenue growth to organic growth, excluding the effects of foreign exchange, acquisitions and disposals and changes in license agreements where Zegna operates as a licensee, by segment, by product line, by sales channel and by geography:
•for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 (H1 2023 vs H1 2022);
•for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 (Q1 2023 vs Q1 2022); and
•for the three months ended June 30, 2023 compared to the three months ended June 30, 2022 (Q2 2023 vs Q2 2022).
Segment

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	17.9%	(0.5%)	1.4%	(6.8%)	23.8%
Thom Browne	11.9%	(1.7%)	—%	—%	13.6%
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%
________________________________________
(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	12.6%	0.7%	—%	(7.8%)	19.7%
Thom Browne	15.4%	(0.7%)	—%	—%	16.1%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	23.4%	(1.8%)	2.7%	(5.7%)	28.2%
Thom Browne	8.1%	(2.7%)	—%	—%	10.8%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%

Product line

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna branded products	27.3%	(1.1%)	—%	—%	28.4%
Thom Browne	11.8%	(1.6%)	—%	—%	13.4%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	6.0%	0.8%	(0.1%)	—%	5.3%
Third Party Brands	(67.3%)	0.8%	(0.1%)	(63.6%)	(4.4%)
Other	(1.8%)	0.5%	(0.2%)	—%	(2.1%)
Total for Zegna Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Zegna branded products	21.4%	0.6%	—%	—%	20.8%
Thom Browne	14.9%	(0.7%)	—%	—%	15.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	11.8%	0.3%	—%	—%	11.5%
Third Party Brands	(63.5%)	1.1%	—%	(129.0%)	64.4%
Other	12.4%	1.8%	—%	—%	10.6%
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna branded products	33.9%	(3.1%)	—%	—%	37.0%
Thom Browne	8.2%	(2.8%)	—%	—%	11.0%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	1.4%	1.1%	(0.3%)	—%	0.6%
Third Party Brands	(71.4%)	0.4%	—%	(41.1%)	(30.7%)
Other	(13.4%)	(0.3%)	(0.4%)	—%	(12.7%)
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%
Sales channel

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	28.7%	(1.6%)	—%	—%	30.3%
Thom Browne	25.3%	(5.3%)	—%	—%	30.6%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	36.3%	(2.3%)	8.2%	—%	30.4%

Wholesale
Zegna branded products	19.3%	1.4%	—%	—%	17.9%
Thom Browne	4.2%	—%	—%	—%	4.2%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(23.9%)	1.0%	(0.1%)	(29.0%)	4.2%
Total Wholesale	6.3%	0.8%	9.7%	(11.8%)	7.6%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	24.8%	0.2%	—%	—%	24.6%
Thom Browne	25.4%	(2.4%)	—%	—%	27.8%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	24.9%	(0.2%)	—%	—%	25.1%

Wholesale
Zegna branded products	5.5%	1.8%	—%	—%	3.7%
Thom Browne	9.3%	0.1%	—%	—%	9.2%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(21.8%)	1.1%	—%	(38.2%)	15.3%
Total Wholesale	(2.4%)	0.9%	—%	(12.3%)	9.0%
Other	12.4%	1.8%	—%	—%	10.6%
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
Direct to Consumer (DTC)
Zegna branded products	32.7%	(3.5%)	—%	—%	36.2%
Thom Browne	25.3%	(8.4%)	—%	—%	33.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	48.1%	(4.7%)	17.0%	—%	35.8%

Wholesale
Zegna branded products	42.8%	(0.2%)	—%	—%	43.0%
Thom Browne	(1.7%)	(0.2%)	—%	—%	(1.5%)
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(25.7%)	1.0%	(0.2%)	(22.7%)	(3.8%)
Total Wholesale	16.0%	0.4%	20.8%	(11.2%)	6.0%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%

Geographical area

	H1 2023 vs H1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
EMEA (1)	23.8%	(0.4%)	8.7%	(5.9%)	21.4%
of which Italy	20.2%	0.2%	6.3%	(3.1%)	16.8%
of which UK	22.4%	(1.8%)	20.7%	(18.0%)	21.5%
of which UAE	46.7%	1.6%	—%	1.1%	44.0%
North America (2)	28.9%	3.2%	23.3%	(13.9%)	16.3%
of which United States	26.1%	3.2%	23.3%	(12.9%)	12.5%
Latin America (3)	25.6%	9.1%	—%	—%	16.5%
APAC (4)	22.0%	(3.4%)	2.9%	(1.8%)	24.3%
of which Greater China Region	24.1%	(3.6%)	1.0%	(0.5%)	27.2%
of which Japan	30.9%	(6.9%)	9.1%	(3.9%)	32.6%
Other (5)	(28.7%)	0.2%	4.7%	—%	(33.6%)
Total for Zegna Group	23.9%	(0.8%)	8.8%	(5.6%)	21.5%

	Q1 2023 vs Q1 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
EMEA (1)	11.6%	—%	—%	(7.0%)	18.6%
of which Italy	16.1%	0.2%	—%	(3.4%)	19.3%
of which UK	(5.4%)	(2.0%)	—%	(21.4%)	18.0%
of which UAE	44.3%	6.2%	—%	—%	38.1%
North America (2)	6.2%	4.4%	—%	(14.5%)	16.3%
of which United States	1.9%	4.3%	—%	(13.3%)	10.9%
Latin America (3)	19.6%	11.5%	—%	—%	8.1%
APAC (4)	17.4%	(1.5%)	—%	(1.7%)	20.6%
of which Greater China Region	15.9%	(1.3%)	—%	(0.6%)	17.8%
of which Japan	31.9%	(6.9%)	—%	(4.0%)	42.8%
Other (5)	(35.2%)	0.3%	—%	—%	(35.5%)
Total for Zegna Group	13.4%	0.3%	—%	(5.8%)	18.9%

	Q2 2023 vs Q2 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth
EMEA (1)	36.8%	(1.1%)	18.1%	(4.7%)	24.5%
of which Italy	24.4%	0.3%	12.7%	(2.9%)	14.3%
of which UK	46.7%	(1.3%)	38.6%	(14.9%)	24.3%
of which UAE	49.4%	(3.7%)	—%	2.3%	50.8%
North America (2)	48.0%	1.4%	43.7%	(13.3%)	16.2%
of which United States	46.5%	1.2%	44.0%	(12.6%)	13.9%
Latin America (3)	30.7%	6.8%	—%	—%	23.9%
APAC (4)	27.6%	(5.7%)	6.3%	(1.7%)	28.7%
of which Greater China Region	35.3%	(6.7%)	2.5%	(0.5%)	40.0%
of which Japan	30.1%	(6.7%)	16.7%	(3.8%)	23.9%
Other (5)	(22.6%)	0.1%	9.2%	—%	(31.9%)
Total for Zegna Group	35.1%	(2.3%)	18.4%	(5.5%)	24.5%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

Qualitative and Quantitative Information on Financial Risks
The Group is exposed to several financial risks connected with its operations, including:
•financial market risks, primarily relating to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risks relating to the availability of funds and access to credit, if required, and to financial instruments in general;
•credit risks relating to counterparties failing to repay amounts owed or meet contractual obligations.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
For a detailed description of Zegna’s financial risk factors and financial risk management, reference should be made to Note 38 — Qualitative and quantitative information on financial risks to the Annual Consolidated Financial Statements.
Recent Developments
See Note 25 — Subsequent events to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

ERMENEGILDO ZEGNA N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the six months ended June 30, 2023 and 2022
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2023	2022(*)
Revenues	5	903,059	728,993
Cost of sales		(323,228)	(280,182)
Gross profit		579,831	448,811
Selling, general and administrative expenses		(415,792)	(332,854)
Marketing expenses		(47,530)	(34,590)
Operating profit		116,509	81,367
Financial income	6	15,601	15,901
Financial expenses	6	(44,592)	(41,965)
Foreign exchange losses	6	(7,003)	(9,893)
Result from investments accounted for using the equity method		(2,237)	2,661
Profit before taxes		78,278	48,071
Income taxes	7	(26,162)	(27,050)
Profit		52,116	21,021
Attributable to:
Shareholders of the Parent Company		45,967	14,038
Non-controlling interests		6,149	6,983

Basic earnings per share in €	8	0.19	0.06
Diluted earnings per share in €	8	0.19	0.06
________________________________________
(*) Starting with the six months ended June 30, 2023, the Group presents the semi-annual condensed consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and is consistent with international practice. In order to conform to this new presentation, the information for the six months ended June 30, 2022 has been reclassified compared to what was previously presented by the Group.
The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six months ended June 30, 2023 and 2022
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2023	2022
Profit		52,116	21,021
Other comprehensive income/(loss):
Items that will be subsequently reclassified to the statement of profit and loss:
Foreign currency exchange differences arising from the translation of foreign operations(*)		(6,538)	27,047
Net gain from cash flow hedges		(5,198)	2,210
Net loss from financial instruments measured at fair value		372	(1,349)
Items that will not be subsequently reclassified to the statement of profit and loss:
Net actuarial gain from defined benefit plans		274	1,340
Total other comprehensive income	16	(11,090)	29,248
Total comprehensive income		41,026	50,269
Attributable to:
Shareholders of the Parent Company		35,364	42,858
Non-controlling interests		5,662	7,411
________________________________________
(*) As a result of the acquisition of Tom Ford International in April 2023, cumulative translation losses amounting to €4,705 thousand related to the original investment held in Tom Ford International were reclassified from other comprehensive income to profit and loss for the six months ended June 30, 2023. For additional information relating to the acquisition of Tom Ford International see Note 1 — General information, Note 12 — Investments accounted for using the equity method and Note 24 — Business combinations.
The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2023 and at December 31, 2022
(Unaudited)

(€ thousands)	Notes	At June 30, 2023	At December 31, 2022
Assets
Non-current assets
Intangible assets	10	543,896	455,908
Property, plant and equipment		148,420	126,139
Right-of-use assets	11	528,747	375,508
Investments accounted for using the equity method	12	12,743	22,648
Deferred tax assets		139,351	124,627
Other non-current financial assets		37,614	36,240
Total non-current assets		1,410,771	1,141,070
Current assets
Inventories	13	545,176	410,851
Trade receivables		217,208	177,213
Derivative financial instruments	14	17,985	22,454
Tax receivables		17,734	15,350
Other current financial assets	15	109,918	320,894
Other current assets		99,680	84,574
Cash and cash equivalents		255,040	254,321
Total current assets		1,262,741	1,285,657
Total assets		2,673,512	2,426,727
Liabilities and Equity
Equity attributable to shareholders of the Parent Company		761,953	678,949
Equity attributable to non-controlling interests		52,966	53,372
Total equity		814,919	732,321
Non-current liabilities
Non-current borrowings	17	112,747	184,880
Other non-current financial liabilities	18	151,712	178,793
Non-current lease liabilities	19	463,552	332,050
Non-current provisions for risks and charges		16,621	19,581
Employee benefits		28,134	51,584
Deferred tax liabilities		63,907	60,534
Total non-current liabilities		836,673	827,422
Current liabilities
Current borrowings	17	283,077	286,175
Other current financial liabilities	18	23,373	37,258
Current lease liabilities	19	121,761	111,457
Derivative financial instruments	14	2,186	2,362
Current provisions for risks and charges		15,458	13,969
Trade payables and customer advances		296,965	270,936
Tax liabilities		46,928	25,999
Other current liabilities		232,172	118,828
Total current liabilities		1,021,920	866,984
Total equity and liabilities		2,673,512	2,426,727

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2023 and 2022
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2023	2022
Operating activities
Profit		52,116	21,021
Income taxes	7	26,162	27,050
Depreciation, amortization and impairment of assets	9	86,983	88,204
Financial income	6	(15,601)	(15,901)
Financial expenses	6	44,592	41,965
Foreign exchange losses	6	7,003	9,893
Write downs and other provisions		962	654
Write downs of the provision for obsolete inventory		19,292	10,856
Result from investments accounted for using the equity method	12	2,237	(2,661)
Gains arising from the sale of fixed assets		—	(1,511)
Other non-cash expenses, net	23	18,839	11,776
Change in inventories		(79,454)	(51,806)
Change in trade receivables		(26,851)	(3,341)
Change in trade payables including customer advances		3,710	(2,014)
Change in other operating assets and liabilities		2,870	(69,396)
Interest paid		(13,480)	(10,974)
Income taxes paid		(21,797)	(25,440)
Net cash flows from operating activities		107,583	28,375
Investing activities
Payments for property, plant and equipment		(25,699)	(15,824)
Proceeds from disposals of property, plant and equipment		—	3,253
Payments for intangible assets		(8,801)	(12,715)
Proceeds from disposals of non-current financial assets		—	796
Payments for purchases of non-current financial assets		(585)	—
Proceeds from disposals of current financial assets and derivative instruments		221,869	31,040
Payments for acquisitions of current financial assets and derivative instruments		(6,023)	(21,204)
Business combinations, net of cash acquired		(108,575)	—
Acquisition of investments accounted for using the equity method		(11,228)	—
Net cash flows from/(used in) investing activities		60,958	(14,654)
Financing activities
Proceeds from borrowings	17	65,000	—
Repayments of borrowings	17	(173,407)	(76,687)
Repayments of other non-current financial liabilities	18	—	(3,919)
Payments of lease liabilities	19	(59,115)	(64,641)
Warrant redemption	18	4,409	—
Capital contribution		—	10,923
Sales of shares held in treasury		3,654	3,390
Dividends paid to non-controlling interests		(6,068)	(4,147)
Net cash flows used in financing activities		(165,527)	(135,081)
Effects of exchange rate changes on cash and cash equivalents		(2,295)	8,452
Net increase/(decrease) in cash and cash equivalents		719	(112,908)

Cash and cash equivalents at the beginning of the period		254,321	459,791
Cash and cash equivalents at the end of the period		255,040	346,883

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2023 and 2022
(Unaudited)

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasure-ment of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2021(*)	5,939	721,187	(4,928)	(8,365)	311	687	20,351	(455,000)	(178,424)	499,452	601,210	43,094	644,304
Profit	—	—	—	—	—	—	—	—	—	14,038	14,038	6,983	21,021
Other comprehensive income/(loss)	—	—	26,719	2,210	1,240	(1,349)	—	—	—	—	28,820	428	29,248
Total comprehensive income	—	—	26,719	2,210	1,240	(1,349)	—	—	—	14,038	42,858	7,411	50,269
Dividends	—	—	—	—	—	—	—	—	—	(21,854)	(21,854)	(4,147)	(26,001)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,824	—	—	3,824	—	3,824
Share-based payments	—	—	—	—	—	—	—	—	6,683	—	6,683	—	6,683
Other changes	—	—	—	—	—	—	—	—	(436)	126	(310)	606	296
At June 30, 2022(*)	5,939	721,187	21,791	(6,155)	1,551	(662)	20,351	(451,176)	(172,177)	491,762	632,411	46,964	679,375

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasure-ment of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2022(*)	5,939	721,187	5,295	13,379	1,252	(795)	25,278	(451,174)	(169,732)	528,320	678,949	53,372	732,321
Profit	—	—	—	—	—	—	—	—	—	45,967	45,967	6,149	52,116
Other comprehensive income/(loss)	—	—	(6,059)	(5,198)	282	372	—	—	—	—	(10,603)	(487)	(11,090)
Total comprehensive income	—	—	(6,059)	(5,198)	282	372	—	—	—	45,967	35,364	5,662	41,026
Dividends	—	—	—	—	—	—	—	—	—	(25,031)	(25,031)	(6,068)	(31,099)
Sale of treasury shares, net	—	—	—	—	—	—	—	3,902	(248)	—	3,654	—	3,654
Warrant Redemption	115	64,617	—	—	—	—	—	—	(1,236)	—	63,496	—	63,496
Share-based payments	—	—	—	—	—	—	—	—	6,536	—	6,536	—	6,536
Settlement of share-based payments	—	—	—	—	—	—	—	10,650	(11,093)	443	—	—	—
Other changes	—	—	—	—	—	—	—	—	5,389	(6,404)	(1,015)	—	(1,015)
At June 30, 2023	6,054	785,804	(764)	8,181	1,534	(423)	25,278	(436,622)	(170,384)	543,295	761,953	52,966	814,919
________________________________________
(*) Starting with the six months ended June 30, 2023, in the semi-annual condensed consolidated statement of changes in equity the Group separately presents certain components of equity, including share premium, the reserve for treasury shares and other legal reserves, which were previously presented within other reserves. Management believes this presentation, together with the accompanying notes, facilitate a better understanding of the underlying components of the Group’s equity. As a result of this new presentation, certain amounts presented for periods prior to the six months ended June 30, 2023 have been reclassified compared to amounts previously presented by the Group.

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
at June 30, 2023 and for the six months ended June 30, 2023 and 2022

1. General information
Ermenegildo Zegna N.V. (formerly known as Ermenegildo Zegna Holditalia S.p.A., and hereinafter referred to as “Zegna,” the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Zegna Group” or the “Group”) is the holding company of the Zegna Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
Zegna is a leading global luxury group, internationally recognized for the distinctive heritage of craftsmanship and design associated with the Zegna and Thom Browne brands and the noble fabrics and fibers of its in-house luxury textile and knitwear business. Since its foundation in 1910 through Lanificio Ermenegildo Zegna e Figli S.p.A. in Valdilana (BI), Italy, Zegna has expanded beyond luxury textile production to ready-to-wear products and accessories to become a highly recognized luxury lifestyle group. The Group designs, manufactures, markets and distributes luxury menswear, footwear, leather goods and other accessories under the Zegna and the Thom Browne brands, and luxury womenswear and childrenswear under the Thom Browne brand. The Group’s product range is complemented by eyewear, cufflinks and jewelry, watches, underwear and beachwear manufactured by third parties under licenses. In addition, following the completion of the acquisition of Tom Ford International (“TFI”) on April 28, 2023 (the “TFI Acquisition”), the Group has become a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. The Group’s business covers the entire value chain as a result of its design, manufacturing and distribution business and the Group has a significant international presence through the retail channel, consisting of directly operated single-brand stores (“Directly Operated Stores” or “DOS”) and online stores, as well as through the wholesale channel, represented by multi-brand stores, luxury department stores and major international airports.

    Seasonality
The luxury apparel market in which the Zegna Group operates is subject to seasonal fluctuations in sales. The Zegna Group’s sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regard to retail sales at the Zegna Group’s DOS, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic). Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases. As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year.
2. Basis of preparation
Statement of compliance with IFRS
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in compliance with IAS 34 — Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at December 31, 2022 and December 31, 2021 and for each of the three years in the period ended December 31, 2022 (the “Annual Consolidated Financial Statements”), which have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union. The accounting policies adopted are consistent with those applied in the Annual Consolidated Financial Statements, except as described in the section in Note 3 — Summary of significant accounting policies “New standards and amendments issued by the IASB and applicable from January 1, 2023”.

These Semi-Annual Condensed Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on September 12, 2023.
These Semi-Annual Condensed Consolidated Financial Statements include the semi-annual condensed consolidated statement of profit and loss, the semi-annual condensed consolidated statement of comprehensive income, the semi-annual condensed consolidated statement of financial position, the semi-annual condensed consolidated cash flow statement, the semi-annual condensed consolidated statement of changes in equity and the accompanying condensed notes.
The Semi-Annual Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Semi-Annual Condensed Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Annual Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Impairment tests of non-current assets (including goodwill and brands with an indefinite useful life for which impairment tests are performed for the preparation of Group’s annual consolidated financial statements) are not performed for the preparation of the semi-annual condensed consolidated financial statements unless impairment indicators have been identified. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.
Starting with the six months ended June 30, 2023, the Group presents the semi-annual condensed consolidated statement of profit and loss by function, which is most representative of the way the Chief Operating Decision Maker and management view the business, and is consistent with international practice. In order to conform to this new presentation, the information for the six months ended June 30, 2022 has been reclassified compared to what was previously presented by the Group.
Starting with the six months ended June 30, 2023, in the semi-annual condensed consolidated statement of changes in equity the Group separately presents certain components of equity, including share premium, the reserve for treasury shares and other legal reserves, which were previously presented within other reserves. Management believes this presentation, together with the accompanying notes, facilitate a better understanding of the underlying components of the Group’s equity. As a result of this new presentation, certain amounts presented for periods prior to the six months ended June 30, 2023 within these Semi-Annual Condensed Consolidated Financial Statements have been reclassified compared to amounts previously presented by the Group.

Other information
The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	Average for the six months ended June 30, 2023	At June 30, 2023	At December 31, 2022	Average for the six months ended June 30, 2022	At June 30, 2022
U.S. Dollar	1.081	1.087	1.067	1.093	1.039
Swiss Franc	0.986	0.979	0.985	1.032	0.996
Chinese Renminbi	7.489	7.898	7.358	7.081	6.962
Pound Sterling	0.876	0.858	0.887	0.842	0.858
Hong Kong Dollar	8.471	8.516	8.316	8.556	8.149
Singapore Dollar	1.444	1.473	1.430	1.492	1.448
United Arab Emirates Dirham	3.969	3.991	3.917	4.015	3.815
Japanese Yen	145.760	157.160	140.660	134.323	141.540

3. Summary of significant accounting policies
The accounting principles applied are consistent with those used for the preparation of the Annual Consolidated Financial Statements, except as otherwise stated below.

New standards and amendments effective from January 1, 2023
In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective for annual periods beginning on or after January 1, 2023. The group will include the required disclosures in the annual financial statements.
In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.
In May 2021 the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.
In December 2021 the IASB issued an amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. There was no effect from the adoption of these amendments.
In June 2020 the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023. There was no effect from the adoption of these amendments.
In May 2023, the IASB issued amendments to IAS 12 — Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12 — Income taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception for the recognition of and disclosure relating to deferred tax assets and liabilities arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment and which the Group applied from that date, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Group is currently evaluating the impact of the disclosure requirements for the year end consolidated financial statements, together with developments in the adoption into domestic tax law of the Pillar Two models rules in jurisdictions in which the Group operates.

Scope of consolidation
The following changes in the scope of consolidation of the Group occurred during the six months ended June 30, 2023:
In March 2023, the Group completed the acquisition of a 25% minority stake interest in Canadian technical trail running shoe company Norda Run Inc. (“Norda”) for consideration of $7.1 million, with the option to gradually increase its stake over the next nine years. Management has determined that it has significant influence over Norda as a result of its 25% minority equity interest and the Group accounts for its investment in Norda using the equity method. EZ CA Holding Corporation, a limited liability company based in Canada and fully owned by Ermenegildo Zegna N.V. was incorporated in March 2023, primarily to manage the acquisition of Norda. The Group held a 100% interest in the company at June 30, 2023.
In March 2023, Zegna Denmark ApS, a limited liability company based in Denmark and fully owned by Ermenegildo Zegna N.V. was incorporated, primarily to manage the operating activities in Denmark. The Group held a 100% interest in the company at June 30, 2023.
In April 2023, the Group completed the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), through which it acquired the company that owns and operates the Tom Ford Fashion business, as part of a transaction in which sole ownership of the Tom Ford brand, its trademarks, and other intellectual property rights have been acquired by The Estée Lauder Companies Inc. (“ELC”). Before the completion of the TFI Acquisition, the Zegna Group already owned 15% of TFI, through its fully owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition it acquired the remaining 85% equity interest. As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta, for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition. For additional information relating to the TFI Acquisition and the acquisition method of accounting for the transaction, see Note 24 — Business combinations.
In the first six months of 2023, the interest held in Consorzio Re.Crea was reduced from 16.7% at December 31, 2022 to 15.5% due to the entrance of new consortium members in the company.
In March 2023, Thom Browne Korea Ltd., a limited liability company fully owned by Thom Browne Trading SA, was incorporated, primarily to manage the retail business in South Korea, following the acquisition, completed on July 1, 2023, of a network of 17 Thom Browne retail stores previously managed by Samsung C&T Corporation (“Samsung”) under franchising arrangements. Samsung will continue to support the Group through an innovative retail management agreement. The Group held a 90% interest in the company at June 30, 2023.
On April 6, 2023 and April 20, 2023, respectively, Investindustrial Acquisition Corp. and Ismaco Amsterdam B.V. were liquidated.

4. Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8 — Operating Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.

The Group is organized in three operating and reportable segments, based on a brand perspective, as described below:
•Zegna segment — Includes all activities related to the Zegna branded products, Textile and Third Party Brands (previously referred to as Strategic Alliances) product lines.
•Thom Browne segment — Includes all activities related to the Thom Browne brand.

•Tom Ford Fashion segment — Includes all activities related to the Tom Ford Fashion business.

Prior to the TFI Acquisition, which was completed on April 28, 2023, the Zegna Group was organized in two segments: the Zegna segment and the Thom Browne segment.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, transaction costs related to acquisitions, costs related to the Business Combination, severance indemnities and provisions for severance expenses, legal costs for trademark disputes, special donations for social responsibility, net income related to lease agreements and net impairment of leased and owned stores.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
As a result of a change in the way the CODM and management view the business, starting with the year ended December 31, 2022, costs for certain central corporate functions that are not directly attributable to individual segments, and which were previously allocated to the Zegna segment, are presented separately as Corporate. These central corporate costs, which have increased significantly following the Company’s public listing in December 2021, primarily relate to the compensation of the Board of Directors and costs for functions that are managed centrally on behalf of the entire group, including group general counsel, central finance, internal audit, investor relations, insurance coverage for directors and officers, compliance and certain other centralized activities, including those related to being a public company, for which the costs are not allocated to the segments. This presentation reflects the information regularly reviewed by the CODM for the purposes of allocating resources and assessing the performance of the Group, and management believes this presentation more accurately reflects the underlying nature of such costs and the profitability of the individual segments. As a result, the related costs for six months ended June 30, 2022 have been reclassified from the Zegna segment to Corporate to conform to the current period presentation, resulting in an increase in the Zegna segment Adjusted EBIT compared to the amount previously reported for the six months ended June 30, 2022.
No measures of assets or liabilities by segment are reported to the CODM. Therefore, the related information is not provided.

The following tables summarize selected financial information by segment for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30, 2023
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany eliminations	Group Consolidated
Revenues with third parties	632,093	206,951	64,015	—		903,059
Inter-segment revenues	19,662	1,008	12	—	(20,682)	—
Revenues	651,755	207,959	64,027	—	(20,682)	903,059
Depreciation and amortization	(67,489)	(12,953)	(6,521)	(20)	—	(86,983)
Adjusted EBIT	100,498	31,521	3,676	(15,626)	(165)	119,904
Transaction costs related to acquisitions (1)						(4,975)
Costs related to the Business Combination (2)						(1,059)
Severance indemnities and provisions for severance expenses (3)						(738)
Legal costs for trademark disputes (4)						(649)
Special donations for social responsibility (5)						(100)
Net income related to lease agreements (6)						4,126
Financial income						15,601
Financial expenses						(44,592)
Foreign exchange losses						(7,003)
Result from investments accounted for using the equity method						(2,237)
Profit before taxes						78,278
________________________________________
(1)Relates to transaction costs of €4,975 thousand for consultancy and legal fees related to the TFI Acquisition and the acquisition of a 25% in Norda. This amount relates to Corporate.
(2)Costs related to the Business Combination of €1,059 thousand relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount relates to the Zegna segment for €548 thousand, to the Thom Browne segment for €46 thousand and to Corporate for €465 thousand.
(3)Relates to severance indemnities of €738 thousand. This amount relates to the Zegna segment for €486 thousand and to the Tom Ford Fashion segment for €252 thousand.
(4)Relates to legal costs of €649 thousand in connection with a legal dispute between adidas and Thom Browne, primarily in relation to the use of trademarks. This amount relates to the Thom Browne segment.
(5)Relates to a donation of €100 thousand to support initiatives related to humanitarian emergencies in Turkey. This amount relates to Corporate.
(6)Net income related to lease agreements of €4,126 thousand relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong. This amount relates to the Zegna segment.

	For the six months ended June 30, 2022
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany eliminations	Group Consolidated
Revenues with third parties	543,827	185,166	—	—	—	728,993
Inter-segment revenues	9,139	603	—	—	(9,742)	—
Revenues	552,966	185,769	—	—	(9,742)	728,993
Depreciation and amortization	(73,755)	(10,709)	—	—	—	(84,464)
Adjusted EBIT	67,997	31,562	—	(16,881)	—	82,678
Net impairment of leased and owned stores (1)						(3,309)
Costs related to the Business Combination (2)						(1,090)
Special donations for social responsibility (3)						(1,000)
Severance indemnities and provisions for severance expenses (4)						(912)
Net income related to lease agreements (5)						5,000
Financial income						15,901
Financial expenses						(41,965)
Foreign exchange losses						(9,893)
Result from investments accounted for using the equity method						2,661
Profit before taxes						48,071
________________________________________
(1)Includes net impairment of leased and owned stores, of which €2,764 thousand relates to right-of-use assets, €530 thousand relates to property, plant and equipment and €15 thousand relates to intangible assets. This amount relates to the Zegna segment.
(2)Includes €1,090 thousand, relating to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions. This amount relates to the Zegna segment for €578 thousand, to the Thom Browne segment for €47 thousand and to Corporate for €465 thousand.
For additional information see Note 22 — Share-based payments.
(3)Relates to a donation of €1,000 thousand to support initiatives related to humanitarian emergencies in Ukraine. This amount relates to Corporate.
(4)Relates to severance indemnities of €912 thousand. This amount relates to the Zegna segment.
(5)Relates to proceeds of €5,000 thousand received from a new tenant in order for Zegna to withdraw from an existing lease agreement of a commercial property. This amount relates to the Zegna segment.

5. Revenues
Zegna generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by product line:

	For the six months ended June 30,
(€ thousands)	2023	2022
Zegna branded products(1)	541,319	425,252
Thom Browne	206,951	185,166
Tom Ford Fashion	64,015	—
Textile	73,072	68,968
Third Party Brands	15,477	47,341
Other(2)	2,225	2,266
Total revenues	903,059	728,993
________________________________________
(1)Zegna branded products include apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
(2)Other mainly includes certain sales of products from previous seasons’ collections.

The following table provides a breakdown of revenues by sales channel:

	For the six months ended June 30,
(€ thousands)	2023	2022
Direct to Consumer (DTC)
Zegna branded products	465,710	361,850
Thom Browne	82,924	66,174
Tom Ford Fashion	34,751	—
Total Direct to Consumer (DTC)	583,385	428,024

Wholesale
Zegna branded products	75,609	63,402
Thom Browne	124,027	118,992
Tom Ford Fashion	29,264	—
Third Party Brands and Textile	88,549	116,309
Total Wholesale	317,449	298,703
Other(1)	2,225	2,266
Total revenues	903,059	728,993
________________________________________
(1)Other mainly includes certain sales of products from previous seasons’ collections.

The following table provides a breakdown of revenues by geographic area:

	For the six months ended June 30,
(€ thousands)	2023	2022
EMEA(1)	322,680	260,627
of which Italy	151,464	125,996
of which UK	28,823	23,544
of which UAE	31,906	21,745
North America(2)	174,376	135,275
of which United States	156,747	124,291
Latin America(3)	15,736	12,525
APAC(4)	389,025	318,825
of which Greater China Region	306,835	247,193
of which Japan	39,597	30,240
Other(5)	1,242	1,741
Total revenues	903,059	728,993
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other mainly includes royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €7,503 thousand and €4,234 thousand for the six months ended June 30, 2023 and 2022, respectively.

6. Financial income, financial expenses and exchange losses
The following table provides a breakdown for financial income, financial expenses and exchange losses:

	For the six months ended June 30,
(€ thousands)	2023	2022
Financial income
Options - Changes in fair value	3,347	60
Warrants - Changes in fair value	—	8,417
Securities	5,517	6,290
Hedging operations	1,596	302
Interest on financial other assets	1,095	527
Interest on financial receivables/loans	106	197
Derivative financial instruments	3,180	95
Other financial income	760	13
Total financial income	15,601	15,901

Financial expenses
Options - Changes in fair value	(2,137)	(15,705)
Warrants - Changes in fair value	(22,909)	—
Hedging operations	(3,179)	(5,626)
Interest and financial charges for lease liabilities	(6,654)	(4,947)
Securities	(2,488)	(12,996)
Interest on bank loans and overdrafts	(6,299)	(20)
Interest expenses on interest rate swaps	(207)	(936)
Derivative financial instruments	—	—
Other financial expenses	(719)	(1,735)
Total financial expenses	(44,592)	(41,965)

Foreign exchange losses	(7,003)	(9,893)

Financial income and financial expenses relating to options represent the fair value changes during the period in the value of the put options owned by the non-controlling interests in the Group’s investments in the Thom Browne Group and Gruppo Dondi S.p.A. See Note 18 — Other current and non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
On February 28, 2023, Zegna completed the redemption of its outstanding public and private placement warrants to purchase ordinary shares of the Company, which resulted in a remeasurement of the warrant liability and financial expenses of €22,909 thousand. See Note 18 — Other current and non-current financial liabilities for additional information relating to the warrant redemption.
Financial income and financial expenses for securities relate to investments in securities held by the Group. In line with the Group’s funding strategy, during the six months ended June 30, 2023 the Group disposed of securities (primarily investments in insurance contracts, fixed income and hedge funds) for total consideration of €219,354 thousand and recognized a gain on disposal of €2,626 thousand.
Interest on bank loans and overdrafts mainly includes interest expenses on bank loans.
Foreign exchange losses primarily relate to exchange rate effects deriving from the remeasurement of the put options owned by the non-controlling interests in the Group’s investments, and for six months ended June 30, 2023 only, to the reclassification of the cumulative translation losses related to the investment held in TFI, amounting to €4,705 thousand, from other comprehensive income to profit and loss at the date of the TFI Acquisition.

7. Income taxes
The following table provides a breakdown for income taxes:

	For the six months ended June 30,
(€ thousands)	2023	2022
Current taxes	(39,679)	(35,051)
Deferred taxes	13,517	8,001
Income taxes	(26,162)	(27,050)
Income taxes for the six months ended June 30, 2023 and 2022 amounted to €26,162 thousand and €27,050 thousand, respectively, of which €23,993 thousand and €24,849 thousand, respectively, related to general corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates and €2,201 thousand and €2,169 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. For each of the six months ended June 30, 2023 and 2022 the applicable IRAP rate was 5.57% for the Parent Company and 3.9% for the other Italian entities of the Group.
The effective tax rate for the six months ended June 30, 2023 and 2022 was 33.4% and 56.3%, respectively.
8. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or (loss) attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the six months ended June 30,
(€ thousands)	2023	2022
Profit attributable to shareholders of the Parent Company	45,967	14,038

Weighted average number of shares for basic earnings per share	244,167,243	237,314,960
Adjustments for calculation of diluted earnings per share:
CEO remuneration in shares (1)	1,041,460	1,230,826
Long-Term Incentive Awards 2022-2025 (2)	949,679	384,655
Non-executive directors remuneration in shares (3)	154,860	—
Weighted average number of shares for diluted earnings per share	246,313,241	238,930,441

Basic earnings per share in €	0.19	0.06
Diluted earnings per share in €	0.19	0.06

For the first six months ended June 30, 2023 and 2022, the diluted weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. All potential ordinary shares are assumed to be converted into ordinary shares at the beginning of the period or, if later, at the date of grant of the potential ordinary shares. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information see also Note 22 — Share-based payments.
(1)CEO remuneration in shares - Potential ordinary shares from the conversion of all or part of the CEO’s fixed remuneration in ordinary shares of the Company.
(2)Long-Term Incentive Awards 2022-2025 - Performance share units (PSUs) and retention restricted share units (RSUs) granted to the senior management (excluding the CEO), which in the case of the PSUs are considered to be potential ordinary shares if the performance conditions relating to Adjusted EBIT and adjusted net financial indebtedness/(cash surplus) targets would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(3)Non-executive directors remuneration in shares - Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided in 2022 and 2023 and that will be assigned to the recipients in June 2024.
9. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the semi-annual consolidated statement of profit and loss:

	For the six months ended June 30,
(€ thousands)	2023		2022
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	7,417	65,925	7,548	58,041
Selling, general and administrative	78,738	160,309	76,321	136,716
Marketing expenses	828	4,924	595	3,777
Total	86,983	231,158	84,464	198,534
At June 30, 2023 and December 31, 2022 the Group had 7,165 and 6,256, employees, respectively. Headcount increased mainly due to the TFI Acquisition (577 TFI employees and 46 Pelletteria Tizeta employees at June 30, 2023) and the hiring of personnel to reinforce the corporate governance and certain functions as a result of becoming a public company in December 2021.

10. Intangible assets

The following table provides a breakdown for intangible assets:

(€ thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at December 31, 2022	239,709	168,694	42,339	147,204	1,146	599,092
Additions	—	—	238	6,888	198	7,324
Disposals	—	—	(420)	(81)	(1)	(502)
Business combinations	—	—	90,856	3,797	309	94,962
Exchange differences	(3,939)	(3,105)	808	(93)	(30)	(6,359)
Other movements and reclassifications	—	—	1,854	(1,799)	(129)	(74)
Historical cost at June 30, 2023	235,770	165,589	135,675	155,916	1,493	694,443

Accumulated amortization at December 31, 2022	—	—	(36,989)	(106,195)	—	(143,184)
Amortization	—	—	(1,308)	(6,669)	—	(7,977)
Disposals	—	—	226	81	—	307
Exchange differences	—	—	114	146	—	260
Accumulated amortization at June 30, 2023	—	—	(38,966)	(111,581)	—	(150,547)
Carrying amount at:
December 31, 2022	239,709	168,694	5,350	41,009	1,146	455,908
June 30, 2023	235,770	165,589	96,709	44,335	1,493	543,896

The intangible assets held by the Group increased primarily as a result of the TFI Acquisition. In particular, as part of the acquisition accounting for the acquisition, the Group recognized a license agreement asset at its preliminary fair value of €90,856 thousand determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The estimated useful life of the license agreement is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available. For additional information related to the TFI Acquisition see Note 24 — Business combinations.

11. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Plant and machinery	Other tangible assets	Total
Historical cost at December 31, 2022	758,923	524	168	5,793	765,408
Additions	55,996	65	—	1,118	57,179
Disposals	(37,877)	—	—	(711)	(38,588)
Business combinations	160,541	—	—	210	160,751
Exchange differences	(15,326)	—	—	(18)	(15,344)
Historical cost at June 30, 2023	922,257	589	168	6,392	929,406

Accumulated amortization at December 31, 2022	(385,896)	(486)	(115)	(3,403)	(389,900)
Amortization	(56,372)	(60)	(17)	(828)	(57,277)
Disposals	36,111	—	—	666	36,777
Exchange differences	9,725	—	—	16	9,741
Accumulated amortization at June 30, 2023	(396,432)	(546)	(132)	(3,549)	(400,659)

Carrying amount at:
December 31, 2022	373,027	38	53	2,390	375,508
June 30, 2023	525,825	43	36	2,843	528,747

The Group leases various retail stores, warehouses, equipment and vehicles. Rental contracts are typically made for fixed periods of 1 year to 15 years but may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 year to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other tangible assets mainly refer to vehicles.
For the six months ended June 30, 2023 no impairments were recognized. An impairment of €2,764 thousand was recognized for the six months ended June 30, 2022, and primarily related to stores in Hong Kong that are part of the Zegna segment, due to the ongoing developments in the area that could affect future cash flow generation.
12. Investments accounted for using the equity method
The Group’s carrying value of investments accounted for using the equity method were as follows:

(€ thousands)	Total investments at equity method
At December 31, 2022	22,648
Additions	13,073
Net income/(loss)	(2,237)
Translation differences	764
Business combinations	(21,505)
At June 30, 2023	12,743

Additions for the six months ended June 30, 2023 included (i) €6,728 thousand for the acquisition of a 25% minority stake interest in Canadian technical trail running shoe company Norda which was completed on March 31, 2023, (ii) €4,500 thousand for the capital increase in Filati Biagioli Modesto S.p.A., and (iii) €1,845 thousand for the conversion of financial receivables from TFI into a capital contribution.

As a result of the TFI Acquisition, the Group obtained 100% of TFI, as well as 100% of Pelletteria Tizeta, which was previously 50% owned by the Zegna Group and 50% owned by TFI. The Group measured the fair value as of the date of the acquisition of the previously equity interests held, which were recognized as part of the consideration transferred according to IFRS 3 — Business Combinations, and, following completion of the TFI Acquisition on April 28, 2023, TFI and Pelletteria Tizeta (which was previously owned 50% by Zegna and 50% by TFI) are consolidated by the Group. The cumulative translation losses related to the investment held in TFI, amounting to €4,705 thousand, were reclassified from other comprehensive income to profit and loss at the acquisition date as foreign exchange losses. For additional information relating to the TFI Acquisition see Note 24 — Business combinations.
13. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

(€ thousands)	At June 30, 2023	At December 31, 2022
Raw materials, ancillary materials and consumables	77,141	61,822
Work-in-progress and semi-finished products	76,348	63,019
Finished goods	391,687	286,010
Total inventories	545,176	410,851

The amount of provisions for slow moving and obsolete inventories recognized (primarily within cost of raw materials, consumables and finished goods) for the six months ended June 30, 2023 and 2022 was €19,292 thousand and €17,624 thousand, respectively.
14. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the tables below:

	At June 30, 2023			At December 31, 2022
(€ thousands)	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign currency exchange risk
Forward contracts	549,499	9,679	(2,186)	481,110	13,075	(2,362)
Interest rate risk
Interest rate swaps	234,626	8,306	—	320,000	9,379	—
Total derivatives – Hedging	784,125	17,985	(2,186)	801,110	22,454	(2,362)
Total derivatives instruments - Asset/(Liabilities)	784,125	17,985	(2,186)	801,110	22,454	(2,362)

15. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 20 — Fair value measurement for a breakdown of other current financial assets by fair value level):

(€ thousands)	At June 30, 2023	At December 31, 2022
Securities	105,752	316,595
Financial receivables	2,200	2,224
Guarantee deposits	1,966	2,075
Total other current financial assets	109,918	320,894

The following table provides a breakdown for securities:

(€ thousands)	At December 31, 2022	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At June 30, 2023
FVPL
Insurance contracts	114,975	—	(87,906)	491	(35)	—	27,525
Private equity	18,311	2,130	(507)	271	—	(197)	20,008
Real estate funds	12,129	1,889	—	(159)	—	(111)	13,748
Private debt	13,644	—	(4,164)	(28)	33	—	9,485
Hedge funds	46,761	2,004	(40,653)	51	264	(67)	8,360
Money market funds	2,587	—	(505)	(5)	60	(103)	2,034
Equity	14,592	—	(14,999)	(43)	703	7	260
Fixed income	64,017	—	(65,018)	—	1,001	—	—
Commodities	2,727	—	(2,601)	—	(126)	—	—
Total FVPL	289,743	6,023	(216,353)	578	1,900	(471)	81,420
FVOCI
Floating income	17,742	—	(1,005)	(37)	—	—	16,700
Fixed income	9,110	—	(1,996)	71	447	—	7,632
Total FVOCI	26,852	—	(3,001)	34	447	—	24,332
Total securities	316,595	6,023	(219,354)	612	2,347	(471)	105,752

In line with the Group’s funding strategy, during the six months ended June 30, 2023 the Group disposed of securities (primarily insurance contracts, fixed income and hedge funds) for total consideration of €219,354 thousand and recognized a gain on disposal of €2,626 thousand.
16. Shareholder’ equity
Share capital
At June 30, 2023 the fully paid up share capital of the Company was €6,054 thousand, consisting of 302,704,726 ordinary shares (€5,939 thousand, consisting of 296,943,659 ordinary shares at December 31, 2022), all with a nominal value of €0.02.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an interrupted period of time as prescribed by the articles of association of Zegna. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.

Share premium
At June 30, 2023, the share premium amounted to €785,804 thousand (€721,187 thousand at December 31, 2022) and includes (i) €710,264 thousand (net of transaction costs of €17,239 thousand) as a result of shares issued as part of the business combination between Zegna and Investindustrial Acquisition Corp. (IIAC), which was completed on December 17, 2021 (the “Business Combination” - for additional information relating to the Business Combination, see Note 1—General information “Business combination and other transactions in 2021” to the Annual Consolidated Financial Statements), (ii) €64,617 thousand as a result of shares issued for the Warrant Redemption (See Note 18 — Other current and non-current financial liabilities for additional information), and (iii) €10,923 thousand relating to the reimbursement to Zegna by Monterubello of a special gift to all employees of the Group.
Legal reserves
Legal reserves include the following:
•a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;
•a cash flow hedge reserve for the changes in the fair value of derivative financial instruments held by the Group designated as a hedge of the exposure to variability in currency exchange rate and interest rate risk;
•gains and losses on the remeasurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;
•the financial assets at FVOCI reserve which arises from changes in the fair value of debt instruments held by the company under a hold to collect and sell business model, which will be reversed when the investment is derecognized or impaired;
•other legal reserves required for Dutch purposes for earnings of subsidiaries and associates that are subject to restrictions on distributions to the Company and to capitalized development costs recognized by subsidiaries of the Group.
Reserve for treasury shares
At June 30, 2023, the reserve for treasury shares amounted to €436,622 thousand (€451,174 thousand at December 31, 2022) and 52,394,463 ordinary shares were held in treasury (54,140,913 ordinary shares at December 31, 2022).
Other reserves
Other reserves are detailed as follows:

(€ thousands)	At June 30, 2023	At December 31, 2022
Share-based payments reserve	82,764	88,557
Non-controlling interests options reserve	(183,525)	(183,525)
Other	(69,623)	(74,764)
Other reserves	(170,384)	(169,732)

The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which are subsequently remeasured at the end of each period through the statement of profit and loss) relating to the put option held by Gruppo Dondi S.p.A. non-controlling interest shareholders for €21,459 thousand originally recognized in 2019, as well as on the put option held by Thom Browne Group non-controlling interest shareholders for €162,066 thousand originally recognized in 2018 and subsequently partially reclassified to retained earnings in 2021 as a result of the exercise of the first tranche of the option.

Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes. Among other changes, retained earnings also include the first-time IFRS adoption reserve, reflecting the combined effects of the equity adjustments, net of tax effects, arising from the transition to IFRS from previous local GAAP, which occurred on January 1, 2018.
At the Annual General Meeting of the Shareholders held on June 27, 2023, the shareholders approved a dividend distribution of €0.10 per ordinary share, corresponding to a total dividend of €25 million. The dividend distribution was paid on July 28, 2023 and was made from the retained earnings reserve.
17. Borrowings
The following table provides a breakdown for non-current and current borrowings:

(€ thousands)	Committed loans	Other financial loans	Total borrowings
At December 31, 2022	470,627	428	471,055
Business combinations	21,258	8,632	29,890
Repayments	(167,902)	(5,505)	(173,407)
Proceeds	50,000	15,000	65,000
Other	3,286	—	3,286
At June 30, 2023	377,269	18,555	395,824
of which:
Non-current	112,710	37	112,747
Current	264,559	18,518	283,077

The Group enters into interest rate swaps to hedge the risk of fluctuations in interest rates on its borrowings that bear floating rates of interest. The use of interest rate swaps is exclusively to hedge interest rate risks associated with monetary flows and not for speculative purposes.
The following table summarizes the Group’s financial liabilities at June 30, 2023, into relevant maturity groupings based on their contractual maturities:

(€ thousands)	Within 1 Year	2 years	3 years	Beyond	Total contractual cash flows	Carrying amount at June 30, 2023
Derivative financial instruments	2,186	—	—	—	2,186	2,186
Trade payables and customer advances	296,965	—	—	—	296,965	296,965
Borrowings	285,732	74,151	28,166	11,741	399,790	395,824
Lease liabilities	139,556	117,022	93,430	306,346	656,354	585,313
Other current and non-current financial liabilities	23,373	—	—	151,712	175,085	175,085
Total	747,812	191,173	121,596	469,799	1,530,380	1,455,373

18. Other current and non-current financial liabilities
The following table provides a breakdown for other non-current financial liabilities.

(€ thousands)	At June 30, 2023	At December 31, 2022
Written put options on non-controlling interests	151,320	178,766
of which Thom Browne option	131,451	155,551
of which Dondi option	19,869	23,215
Other	392	27
Other non-current financial liabilities	151,712	178,793
Written put options on non-controlling interests	23,373	—
of which Thom Browne option	23,373	—
Warrant liabilities	—	37,258
Other current financial liabilities	23,373	37,258
Total	175,085	216,051
Written put options on non-controlling interests
Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne a put option giving him the right to sell to the Group his remaining 10% interest in the Thom Browne Group not owned by the Group, in two tranches. The exercise price of the option is established as the EBITDA of the Thom Browne Group recorded in 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne Group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2023 to 2025. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at June 30, 2023 amounted to €154,824 thousand, of which €23,373 thousand was classified as current and €131,451 thousand was classified as non-current (€155,551 thousand at December 31, 2022).
Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at June 30, 2023 amounted to €19,869 thousand and was classified as non-current (€23,215 thousand at December 31, 2022).
Warrant liabilities
On February 28, 2023, Zegna completed the previously announced redemption of its outstanding public and private placement warrants to purchase ordinary shares of the Company that remained outstanding at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), following which (i) 408,667 warrants were exercised by the warrant holders at an exercise price of $11.50 per ordinary share and Zegna received total cash proceeds of $4.7 million in exchange for 408,667 newly issued ordinary shares, and (ii) 19,322,846 warrants were exercised by the warrant holders on a cashless basis in exchange for 0.277 ordinary shares of the Company per warrant, with the Company issuing an aggregate of 5,761,067 newly issued ordinary shares. As a result of these transactions, approximately 98% of the outstanding warrants were exercised, of which approximately 2% were exercised for cash and approximately 96% were exercised on a cashless basis. The remaining 385,123 warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash at a redemption price of $0.10 per warrant in accordance with the terms of the related warrant agreements, for a total of $38.5 thousand. Following the above transactions, there are no remaining public or private placement warrants outstanding.

At December 31, 2022, 13,416,636 public warrants and 6,700,000 private warrants were outstanding. The warrants were assumed by the Company from Investindustrial Acquisition Corp. (IIAC) as part of the Business Combination completed in December 2021.
19. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	Lease liabilities
At December 31, 2022	443,507
Interest expense	6,654
Repayment of lease liabilities (including interest expense)	(65,769)
Business combinations	160,751
Additions due to new leases and store renewals	57,175
Decrease of lease liabilities due to store closures	(9,148)
Translation differences	(7,857)
At June 30, 2023	585,313
of which:
Non-current	463,552
Current	121,761

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
For information relating to contractual maturities of the lease liabilities, see Note 17 — Borrowings.
20. Fair value measurement
The reported amount of derivative instruments, whether assets or liabilities, reflects their fair value at the reporting date.
The carrying amount of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are reported at present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.
Categories of financial assets and liabilities according to IFRS 7

The following tables provide a breakdown for financial assets by category at June 30, 2023:

	At June 30, 2023
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	17,985	—	17,985	14	—	17,985	—
Cash and cash equivalents	—	—	255,040	255,040		—	255,040	—
Trade receivables	—	—	217,208	217,208		—	217,208	—
Other non-current financial assets	4,021	—	33,593	37,614		—	34,238	3,376
Other current financial assets (*)	81,420	24,332	4,166	109,918	15	24,592	6,474	78,852
Financial assets	85,441	42,317	510,007	637,765		24,592	530,945	82,228

(*)The following table provides an additional breakdown for other current financial assets at June 30, 2023:

	At June 30, 2023
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	27,525	—	—	27,525	—	—	27,525
Private equity	20,008	—	—	20,008	—	—	20,008
Money market funds	2,034	16,700	—	18,734	16,700	2,034	—
Real estate funds	13,748	—	—	13,748	—	—	13,748
Private debt	9,485	—	—	9,485	—	274	9,211
Hedge funds	8,360		—	8,360	—	—	8,360
Fixed income	—	7,632	—	7,632	7,632	—	—
Financial receivables	—	—	2,200	2,200	—	2,200	—
Guarantee deposits	—	—	1,966	1,966	—	1,966	—
Equity	260	—	—	260	260	—	—
Commodities	—	—	—	—	—	—	—
Total other current financial assets	81,420	24,332	4,166	109,918	24,592	6,474	78,852

The following table presents the changes in level 3 items for financial assets for the six months ended June 30, 2023:

(€ thousands)	Fair value Level 3
At December 31, 2022	215,727
Investments	6,023
Disposals	(139,706)
Fair value adjustments	608
Realized gains	(49)
Exchange rate gains	(375)
At June 30, 2023	82,228

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

The following tables provide a breakdown for financial assets by category at December 31, 2022:

	At December 31, 2022
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	22,454	—	22,454	14	—	22,454	—
Cash and cash equivalents	—	—	254,321	254,321		—	254,321	—
Trade receivables	—	—	177,213	177,213		—	177,213	—
Other non-current financial assets	3,958	—	32,282	36,240		—	32,861	3,379
Other current financial assets (*)	289,743	26,852	4,299	320,894	15	30,076	78,470	212,348
Financial assets	293,701	49,306	468,115	811,122		30,076	565,319	215,727

(*)The following table provides an additional breakdown for other current financial assets at December 31, 2022:

	At December 31, 2022
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Insurance contracts	114,975	—	—	114,975	—	—	114,975
Private equity	18,311	—	—	18,311	—	—	18,311
Money market funds	2,587	17,742	—	20,329	17,742	2,587	—
Real estate funds	12,129	—	—	12,129	—	—	12,129
Private debt	13,644	—	—	13,644	—	259	13,385
Hedge funds	46,761	—	—	46,761	—	10,116	36,645
Fixed income	64,017	9,110	—	73,127	9,110	47,114	16,903
Financial receivables	—	—	2,224	2,224	—	2,224	—
Guarantee deposits	—	—	2,075	2,075	—	2,075	—
Equity	14,592	—	—	14,592	497	14,095	—
Commodities	2,727	—	—	2,727	2,727	—	—
Total other current financial assets	289,743	26,852	4,299	320,894	30,076	78,470	212,348

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).
The following tables provide a breakdown for financial liabilities by category at June 30, 2023:

	At June 30, 2023
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	2,186	—	2,186	14	—	2,186	—
Non-current borrowings	—	—	112,747	112,747	17	—	112,747	—
Current borrowings	—	—	283,077	283,077	17	—	283,077	—
Other non-current financial liabilities	151,320	—	392	151,712	18	—	151,712	—
Other current financial liabilities	23,373	—	—	23,373	18	—	23,373	—
Trade payables and customer advances	—	—	296,965	296,965		—	296,964	—
Lease liabilities – Current/Non-current	—	—	585,313	585,313	19	—	—	585,313
Financial liabilities	174,693	2,186	1,278,494	1,455,373		—	870,059	585,313

The following tables provide a breakdown for financial liabilities by category at December 31, 2022:

	At December 31, 2022
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	2,362	—	2,362	14	—	2,362	—
Non-current borrowings	—	—	184,880	184,880	17	—	184,880	—
Current borrowings	—	—	286,175	286,175	17	—	286,175	—
Other non-current financial liabilities	178,766	—	27	178,793	18	—	178,766	27
Other current financial liabilities	37,258	—	—	37,258	18	—	37,258	—
Trade payables and customer advances	—	—	270,936	270,936		—	270,936	—
Lease liabilities – Current / Non-current	—	—	443,507	443,507	19	—	—	443,507
Financial liabilities	216,024	2,362	1,185,525	1,403,911		—	960,377	443,534

21. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals, including their close family members, capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello, as well as other companies owned by Monterubello and its shareholders. Related parties also include Zegna’s associates and joint arrangements, members of the Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.

The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
Transactions carried out by the Group with these related parties are of commercial and financial nature and are mainly relate to:
Transactions with associates
•Transactions with TFI and its subsidiaries (the “TFI Group”), prior to the completion of the TFI Acquisition, related to:
◦a licensing agreement for the production and worldwide distribution of luxury men’s ready to wear and made to measure clothing, footwear and accessories under the TOM FORD brand (which ended with the deliveries of the Fall/Winter 2022 collection), as well as a supply agreement to act as exclusive supplier for certain TOM FORD menswear products starting with the Spring/Summer 2023 collection (for which the supply commenced in 2022);
◦financial loans to TFI that were settled during the period; and
◦a financial guarantee provided by the Group to TFI (which at the time was an associate of the Zegna Group) for an amount of $7,500 thousand in relation to its payment obligations under a bank loan issued to TFI. The financial guarantee was subsequently reduced to $6,875 thousand in 2022 and closed in 2023 as part of the transactions contemplated by the TFI acquisition. No amounts were claimed under the guarantee.
•The purchase of raw materials, in particular carded yarns from Filati Biagioli Modesto.
•The purchase of finished products from Norda Run Inc.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, Zegna directors or senior management
•The purchase of raw materials, in particular of wool, from Gruppo Schneider S.p.A and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services, in particular of fabrics’ finishing, from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Transactions with PKB Bank AG relating to an interest-bearing loan amounting to €5,000 thousand which was fully repaid in the first half of 2022.
•Following the disposition in November 2021 of certain businesses that were previously part of the Group, the payment of rent to EZ Real Estate or its subsidiaries under lease agreements for the use of properties.
•Licensing, marketing and other sustainability-related services from Oasi Zegna.

•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into as part of the Group’s investments in Thom Browne whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne. For additional information relating to the Thom Browne put contract see Note 18 — Other current and non-current financial liabilities.
Transactions with other related parties connected to directors and shareholders
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti's appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.

The following tables summarize transactions and balances with related parties:

	For the six months ended June 30, 2023						For the six months ended June 30, 2022
(€ thousands)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Financial income/(expenses)
Associates
TFI Group(1)(2)	3,212	288	740	—	(7)	—	16,743	—	4,009	36
Filati Biagioli Modesto S.p.A.	—	3,581	20	—	45	—	7	1,590	—	—
Norda Run Inc.	—	841	120	—	(2)	—	—	—	—	—
Pelletteria Tizeta S.r.l.(1)	—	—	—	—	—	—	—	(3)	—	—
Total associates	3,212	4,710	880	—	36	—	16,750	1,587	4,009	36
Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
EZ Real Estate (3)	1	1,379	2,065	1,024	(181)	—	6	1,308	2,637	(248)
Schneider Group	17	6,732	11	—	—	—	—	2,703	—	—
Alan Real Estate S.A. (3)	—	874	649	—	(26)	—	—	823	424	—
Agnona S.r.l.	14	15	87	49	(1)	—	35	—	250	—
61 West 23rd Street LLC (3)	—	—	—	—	—	—	—	—	(15)	—
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management (4)	37	2,790	11	8	1	—	4	455	—	300
Other related parties connected to directors and shareholders
UBS Group AG	—	—	103	—	(262)	1,915	—	—	—	—
Other	—	—	1,524	—	—	—	—	—	1,033	—
Total transactions with related parties	3,281	16,500	5,330	1,081	(433)	1,915	16,795	6,876	8,338	88
Total for Zegna Group	903,059	323,228	415,792	47,530	(28,991)	(7,003)	728,993	280,182	332,854	(26,064)
________________________________________
(1)Following the TFI Acquisition completed on April 28, 2023, TFI Group and Pelletteria Tizeta S.r.l. are controlled by the Group and are no longer related parties.
(2)Costs with TFI Group include royalties amounting to €181 thousand for the six months ended June 30, 2023 (€2,074 thousand for the six months ended June 30, 2022).
(3)Entities disposed of as part of the disposition in November 2021 of certain businesses that were previously part of the Group.
(4)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG and Pettinatura di Verrone S.r.l.

	At June 30, 2023				At December 31, 2022
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
TFI Group(1)	—	5	—	—	—	11,808	—	366
Filati Biagioli Modesto S.p.A.	2,200	120	—	2,851	—	2,200	—	2,830
Norda Run Inc.	—	—	—	2	—	—	—	—
Pelletteria Tizeta S.r.l.(1)	—	—	—	—	—	1	—	—
Total associates	2,200	125	—	2,853	—	14,009	—	3,196
Monterubello and Companies controlled by Monterubello or its shareholders, Zegna directors or senior management
Monterubello	—	—	—	—	—	—	—	—
Agnona S.r.l.	—	21	—	17	—	32	—	67
Schneider Group	—	7	—	2,458	—	4	—	4,102
EZ Real Estate (2)	41,799	40	36,092	8,120	41,671	69	35,776	6,476
61 West 23rd Street LLC (2)	—	24	—	—	—	24	—	—
Alan Real Estate S.A. (2)	9,409	—	6,866	2,866	9,875	—	7,565	2,471
Other companies controlled by Monterubello or its shareholders, Zegna directors or senior management (3)	—	269	—	1,512	—	240	—	2,204
Other related parties connected to directors and shareholders
UBS Group AG	—	45,352	20,000	70,087	—	—	—	—
Other	—	—	—	350	—	—	—	384
Total transactions with related parties	53,408	45,838	62,958	88,263	51,546	14,378	43,341	18,900
Total for Zegna Group	1,410,771	1,262,741	836,673	1,021,920	1,141,070	1,285,657	827,422	866,984
________________________________________
(1)Following the TFI Acquisition completed on April 28, 2023, TFI Group and Pelletteria Tizeta S.r.l. are controlled by the Group and are no longer related parties.
(2)Entities disposed of as part of the disposition in November 2021 of certain businesses that were previously part of the Group.
(3)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., PKB Privatbank AG, Achill Station Pty Ltd., and Pettinatura di Verrone S.r.l.

22. Share-based payments

The Group has several equity incentive arrangements under which share-based compensation has been awarded to the Chief Executive Officer (“CEO”), other members of Zegna senior management and certain other employees of the Group. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Zegna Ordinary Share.
For the six months ended June 30, 2023 and 2022, the Company recognized €6,536 thousand and €6,683 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the Group’s equity incentive plans.
On March 14, 2023, the release conditions relating to 70% of the Escrow Shares, representing 3,521,875 Ordinary Shares of the Company and for which the share-based payment cost was previously recognized in 2021 as part of the Business Combination, were satisfied and the shares were released from escrow and delivered to the recipients during the period. For additional information see Note 1—General information “Business combination and other transactions in 2021” to the Annual Consolidated Financial Statements.
On April 5, 2023, the Board of Directors determined the level of achievement of the performance conditions applicable to the awards under the CEO 2022-2024 LTIP in relation to the 2022 performance period. As a result of such determination, 588,000 Ordinary Shares vested and were delivered to the Chairman and CEO during the period.
On April 5, 2023, the Board of Directors verified the achievement of the vesting conditions applicable to the first tranche of awards under the IPO Performance Bonus plan conditioned upon the completion of the public listing of the Company’s shares by December 31, 2021 and the attainment of predefined targets relating to the Company’s share price. The Board of Directors determined that the conditions were satisfied and as a result, 690,000 Ordinary Shares vested and the same number of Ordinary Shares held in treasury were delivered, respectively, to the CEO (240,000 Ordinary Shares) and to certain members of management and other employees (450,000 Ordinary Shares), in the second quarter of 2023.

In June 2023, the CEO exercised his right to convert all of part of his cash compensation in shares of the Company, to be converted at a rate based on a multiplier of EBIT. As a result of such conversion, 468,450 Ordinary Shares previously held in treasury were delivered to the CEO for an aggregate purchase price of €3,654 thousand.

In accordance with Zegna’s remuneration policy, Zegna Non-Executive Directors are entitled to receive an annual base fee of €150 thousand paid 50% in cash and 50% in Ordinary Shares of the Company, subject to a restricted stock-award. As a result, subject to continuous office through 2023 and otherwise on a prorated basis, each Non-Executive Director will be entitled to receive 7,640 Ordinary Shares of the Company in 2025.

23. Notes to the semi-annual condensed consolidated cash flow statement
Operating activities
For the six months ended June 30, 2023 and 2022, other non-cash expenses/(income), net in the semi-annual condensed consolidated cash flow statement primarily include non-cash share-based compensation and bonuses earned by certain members of Zegna’s senior management.
24. Business combinations
Acquisition of Tom Ford International (TFI)
On April 28, 2023, Zegna completed the TFI Acquisition, through which it acquired TFI, the company that owns and operates the Tom Ford Fashion business, as part of a transaction in which sole ownership of the Tom Ford brand, its trademarks, and other intellectual property rights were acquired by ELC and the Group has become a long-term licensee for all Tom Ford men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products. The Group will be in charge of the end-to-end Tom Ford Fashion business, from collection creation and development to production and merchandising, as well as retail and wholesale distribution. Tom Ford Fashion, under Zegna Group, operates a network of 51 directly operated Tom Ford stores globally at June 30, 2023.

Before the completion of the TFI Acquisition, the Zegna Group already owned 15% of TFI, through its fully owned subsidiary EZ US Holding Inc., and, through the TFI Acquisition acquired the remaining 85% equity interest. The transaction implied a value for the acquired 85% stake of TFI at $150 million in cash, on a cash-free and debt-free basis and assuming a normalized working capital. The final purchase price is subject to customary final confirmation of purchase price adjustments related primarily to indebtedness, trade working capital and transaction expenses, as stipulated in the related agreements. No contingent consideration arrangements were agreed as part of the transaction.

In connection with the TFI Acquisition, the Group entered into a long-term license agreement through TFI with ELC under which the Group will be licensee for all Tom Ford men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products (as further described below).
As a result of the TFI Acquisition, the Group also obtained 100% of Pelletteria Tizeta, for which it previously held a 50% interest and accounted for the investment using the equity method, with the remaining 50% interest owned by TFI and being acquired by the Group through the TFI Acquisition. See Note 12 — Investments accounted for using the equity method for additional information. A financial guarantee provided to TFI in relation to its payment obligations under a bank loan for an amount of $6,875 thousand was closed as part of the transactions contemplated by the TFI acquisition. No amounts were claimed under the guarantee.

The Group has accounted for the TFI Acquisition using the acquisition method of accounting in accordance with IFRS 3 — Business Combinations (“IFRS 3”), which applies the fair value concepts defined in IFRS 13 — Fair Value Measurement (“IFRS 13”) and requires the Group to recognize the assets acquired and the liabilities assumed at their fair values as of the acquisition date of April 28, 2023 (with certain exceptions). Following the TFI Acquisition, the earnings of the Group reflect the impacts of purchase accounting adjustments, including changes in amortization and depreciation expense for acquired assets.

The preliminary fair value estimates reflected below are preliminary in nature and the final valuations will be completed and the fair values assigned to the assets acquired and liabilities assumed will be finalized during the one year measurement period provided for by IFRS 3. Differences between the preliminary purchase accounting presented herein and the final purchase accounting may occur and these differences could have a material impact on the Group’s financial information, including differences in fair value estimates of assets and liabilities, depreciation and amortization, and other expenses. Acquisition-related costs amounted to €4,681 thousand and were expensed in the semi-annual consolidated statement of profit and loss.
Preliminary details of the purchase consideration, previously equity interest held and the net assets acquired are presented below.

(€ thousands)	At acquisition date
Consideration paid for 85% of TFI	91,259
Fair value of the previously equity interests held	21,505
Settlement of pre-existing intercompany balances	5,949
Total	118,713

(€ thousands)	Preliminary fair value at acquisition date
Cash and cash equivalents	109,667
Inventories	85,659
Right-of-use assets	160,751
Intangible assets and property, plant and equipment	114,629
Other current and non-current assets	45,378
Other current and non-current liabilities	(170,307)
Current and non-current lease liabilities	(160,751)
Current and non-current borrowings	(29,890)
Trade payables and customer advances	(28,174)
Employee benefits	(3,259)
Deferred tax liabilities	(4,990)
Net identifiable assets acquired	118,713

Intangible assets and property, plant and equipment include the preliminary fair value of the license agreement under which the Group has become a long-term licensee for all Tom Ford men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, amounting to €90,856 thousand and determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The estimated useful life of the license agreement is 30 years, which includes the 20 guaranteed years as per the contract plus the automatic renewal period of 10 years which is subject to certain minimum performance conditions that management believes will be satisfied based on the business plan and information currently available.
Details of the net cash outflows related to the acquisition are presented below.

(€ thousands)	At acquisition date
Consideration paid for 85% of TFI	(91,259)
Cash and cash equivalents acquired	109,667
Payment of TFI acquisition-related liabilities	(126,983)
Net cash outflow - Investing activities	(108,575)
TFI contributed revenues of €64,015 thousand and a loss of €1,317 thousand to the Group from the acquisition date until June 30, 2023 (including additional costs as a result of the purchase price accounting). If the acquisition had occurred on January 1, 2023, the semi-annual consolidated statement of profit and loss for the period ended June 30, 2023 would have included additional revenues of €97 million and an additional loss of €17 million (including transaction costs incurred by TFI prior to the closing of the TFI Acquisition).

Total assets and total revenues of TFI represent approximately 17% and approximately 7%, respectively, of the related consolidated financial statement amounts at and for the six months ended June 30, 2023.
As part of the license agreement, the Zegna Group has become a long-term licensee of ELC for all Tom Ford men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, by virtue of a long-term licensing and collaboration agreement with ELC for 20 years with an automatic renewal for a further 10 years subject to certain minimum performance conditions. As part of the license agreement, the Zegna Group is required to pay minimum annual guaranteed royalties for the first 10 years of the license agreement, which at June 30, 2023 were as follows (undiscounted):

At June 30, 2023
(€ millions)*
Due within 1 year	16.8
Due in 1 to 5 years	72.2
Due in 5 to 10 years	92.7
Total	181.7
(*) Translated from U.S. Dollars to Euro at the June 30, 2023 end of day exchange rate.

For the remaining term of the license the minimum annual guaranteed royalties to be paid by the Zegna Group will be calculated based on a percentage of the net sales of the preceding annual period.
The license agreement also requires the Zegna Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices.
25. Subsequent events
The Group has evaluated subsequent events through September 12, 2023 which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10 — Events after the reporting period:
As of July 1, Thom Browne began directly operating its Korean business and its network of 17 stores. The business is now wholly owned through Thom Browne Korea, a newly formed and wholly owned company, and will be operated in the region with external support from Samsung, previously its franchise partner.
In July 2023, a financial receivable amounting to €2.2 million relating to a loan granted to Filati Biagioli Modesto S.p.A., an associate company of the Group, was converted to equity as a capital contribution.
On August 29, 2023, the release conditions relating to remaining 30% of the Escrow Shares, representing 1,509,375 ordinary shares of the Company, were satisfied.
On September 5, 2023, Zegna and Prada Group completed the previously announced acquisition of a 30% interest in Luigi Fedeli e Figlio S.r.l., the world-renowned maker of fine Italian knitwear and yarns, with each group acquiring 15% of the company. Zegna paid consideration of €4.7 million for 15% of the company.